August 25, 2009

Linda Stirling

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 33-20635, 811-8037

Dear Ms. Stirling:

On July 1, 2009, AdvisorOne Funds (the "Registrant") filed Post-Effective Amendment No. 45 to its registration statement under the Securities Act of 1933 on Form N-1A.  On August 17, 2009 you provided oral comments.  Please find below the Registrant's responses to those comments.  For your convenience, I have summarized those comments.

PROSPECTUS COMMENTS

Comment 1:

Delete the reference to the Privacy Policy on the Table of Contents page.

Response 1:

The reference to the Privacy Policy has been deleted as requested.

Comment 2:

Delete the second sentence under "Fees and Expenses of the Fund."  This disclosure is applicable only if discounts on sales loads or similar information is provided in the Prospectus.  In the Fee Table, delete "Fund Operating" from the "Other Expenses" line item.  Revise the footnote regarding Underlying Fund Expenses to reference only the Fund's financial  highlights rather than other areas of the Prospectus.  In addition, delete the last sentence of the Underlying Fund footnote.  The heading "Example" and "portfolio turnover" should be in the same format and font as the Fee Table headings.  Under the heading "portfolio turnover," the phrase "a higher portfolio turnover" should be changed to "a higher portfolio turnover rate."  References to "Fee Deferral" should be changed to "fee waiver".  The footnote regarding Fee Waivers should be revised to include a numerical footnote rather than an asterisk, and the last sentence of the footnote regarding a continuation of the fee waiver should be deleted.  Please revise the footnote regarding fee waivers to disclose what parties may terminate the expense cap arrangement, and consider deleting references to dividends on short sales and interest expense unless the Fund intends to engage in short sales or borrowing.  In addition, please confirm that the expense cap arrangement will continue at least one year from the effective date of the Prospectus.  Please respond to these comments for each Fund to the extent the comment is applicable.

Response 2:

All requested changes have been made to the Fees and Expenses section of each summary, with the exception of the recommendation that the reference to dividend expense and interest expense be deleted.  The footnote accurately describes the terms of the Expense Limitation Agreement.  Each Expense Limitation Agreement continues until August 30, 2010, which is one year from the September 1, 2009 effective date.

Comment 3:

In the Amerigo Fund Summary, under the heading "Principal Investment Strategies of the Fund," the first bullet point explains that the advisor selects individual securities that may provide "capital growth or appreciation."  Delete the reference to capital growth, or delete the reference to appreciation, or explain the difference between the two.  The first bullet point also references a "security selection methodology."  Please describe this in more detail.  Provide disclosure regarding when the advisor determines to buy and sell a security (a summary of Item 9(b)(2) of Form N-1A).  In addition, to the extent the Fund is investing in bonds, describe the minimum credit rate quality as well as the types of issuers of the bonds (e.g., mortgage backed government, government, corporate, international).  Please respond to these comments for each Fund to the extent the comment is applicable.

Response 3:

The disclosure has been revised as requested.  With respect to the comment regarding a summary of when the advisor determines to buy and sell securities, the CLS Fund’s principal strategy section has been revised as follows:

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries, or in a particular security, based on its assessment of the opportunities for return relative to the risk.  Because of the varying levels of risk amongst equity and bond asset classes, the percent allocated to equities and bonds will vary depending on which asset classes are selected for the portfolio.

With respect to the comment regarding a summary of when the advisor determines to buy and sell securities, the CLS Fund’s principal strategy section has been revised to include the following sentence:

The Fund buys and sells securities based on Horizon’s evaluation of the investment's potential return and risk profile over the expected holding period.

Comment 4:

Under the heading "Principal Risks of Investing in the Fund" of each Summary, revise the last sentence of the first paragraph to indicate that a shareholder can lose money by investing in the Fund.

Response 4:

The disclosure has been revised as requested.

Comment 5:

Under the heading "Debt Securities Risk" of each Summary, add disclosure indicating that debt securities with longer maturities have more risk.  In addition, revise the sentence describing junk bond risk to explain that this is "credit" risk.

Response 5:

The disclosure has been revised as requested.

Comment 6:

Under the heading "Market Risk" of each Summary, explain or delete the reference to derivatives.

Response 6:

The disclosure has been revised as requested.

Comment 7:

To the extent the risk disclosures reference small and medium issuers, as well as liquidity and sector risk, these concepts should be discussed in the Principal Strategy section of each Summary.

Response 7:

Where applicable, the Principal Strategy section has been revised to indicate that the Fund may invest in smaller and medium sized issuers.  The reference to liquidity risk has been deleted because the advisor believes that liquidity is not a principal risk of the Funds.  As requested, the concept of sector risk has been more fully described in the risk section.  The Principal Strategy sections clearly describe the Fund's strategy of allocating to specific sectors and therefore additional disclosure in the strategy section is not necessary.

Comment 8:

Under the heading "Performance," revise the language to describe that the average annual total returns are "for one, five and ten years" or as applicable to the particular Fund.

Response 8:

The disclosure has been revised as requested.

Comment 9:

In the Average Annual Total Return chart of each Fund, please delete in the headings the word "past."  In addition, any repetitive references in the footnotes to a predecessor fund should be deleted because this disclosure is made in the introductory paragraph.  In the footnote regarding after-tax returns, change the phrase "are likely to" to "may," and delete the sentence which states that, in certain cases, after-tax returns may be higher than the other return figures for the same period.  Delete any footnote that describes the benchmark index or indexes.  The fact that indexes do not reflect any fees or expenses may be included in a parenthetical in the Average Annual Total Return table.

Response 9:

The requested changes have been made to the Average Annual Total Return table and the footnotes following the table.

Comment 10:

Under the heading "Purchase and Sale of Fund Shares" of each Summary, delete the third sentence of the paragraph as well as the last four sentences of the paragraph.

Response 10:

The requested change has been made.

Comment 11:

Under the heading "Tax Information" of each Summary, delete the phrase "whether you reinvest your distributions in additional fund shares or receive them in cash."

Response 11:

The requested change has been made.

Comment 12:

Please explain to the staff how the strategy of the Amerigo Fund differs from the strategy of the Clermont Fund.

Response 12:

The Principal Investment Strategy section for the Amerigo Fund explains that income is not a primary objective and therefore the Fund may, but is not required, to invest up to 20% of its assets in fixed income securities.  In contrast, the Clermont Fund's objective is a combination of current income and growth of capital and the Principal Strategy section explains that the Fund invests at least 20% of its assets in fixed income securities.

Comment 13:

The investment objective of the Berolina Fund states that the objective is "growth of capital and total return."  Because total return consists of capital growth and income, please restate the investment objective to clarify that the objective of the Fund is total return, comprised of capital growth and income.

Response 13:

The description of the investment objective has been revised as requested.

Comment 14:

In the Principal Investment Strategies section for the Liahona Fund, the third bullet point provides a description of total return, however, the concept of total return is not discussed in the Fund's principal strategies.  Please explain how total return relates to the strategy of the Fund.

Response 14:

The reference to total return has been deleted.

Comment 15:

Under the heading "Portfolio Managers," in the Reservoir Fund Summary, provide the date the Fund commenced operations.

Response 15:

The disclosure has been revised as requested.

Comment 16:

Under the heading "Investment Advisor Portfolio Managers," describe the role of Mr. Donahoe on the Portfolio Management Team.

Response 16:

The disclosure has been revised as requested.

If you have any questions or additional comments, please call the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

ADVISORONE FUNDS

AMERIGO FUND

Class C Shares: CLCCX

Class N Shares: CLSAX

CLERMONT FUND

Class N Shares: CLERX

SELECT APPRECIATION FUND

Class N Shares: CLBLX

DESCARTES FUND

Class N Shares: CLDEX

LIAHONA FUND

Class N Shares: CLHAX

RESERVOIR FUND

Class N: CHRVX

Investor Class: CHREX

PROSPECTUS    SEPTEMBER 1 , 2009

[AdvisorOne Funds logo]

4020 S. 147th Street

Omaha, NE 68137

www.advisoronefunds.com

(866) 811-0225

This Prospectus provides important information about the Fund that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

AMERIGO FUND SUMMARY	1
CLERMONT FUND SUMMARY	6
SELECT APPRECIATION FUND SUMMARY	11
DESCARTES FUND SUMMARY	16
LIAHONA FUND SUMMARY	21
RESERVOIR FUND SUMMARY	26
ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RISKS	30
Investment Strategies – The CLS Funds of Funds	30
Investment Strategies – All Funds	32
Investment Risks – The CLS Funds of Funds	34
Investment Risks – Reservoir Fund	35
Investment Risks – All Funds	36
MANAGEMENT OF THE FUNDS	38
Investment Adviser	38
Sub-Adviser for Reservoir Fund	38
Investment Adviser Portfolio Managers	38
Sub-Adviser Portfolio Managers for the Reservoir Fund	39
HOW SHARES ARE PRICED	40
HOW TO PURCHASE SHARES	41
HOW TO REDEEM SHARES	45
HOW TO EXCHANGE SHARES	49
TAX STATUS, DIVIDENDS AND DISTRIBUTIONS	50
FREQUENT PURCHASES AND REDEMPTIONS OF SHARES	51
HOUSEHOLDING	53
FINANCIAL HIGHLIGHTS	53

AMERIGO FUND SUMMARY

Investment Objective:

The investment objective is long-term growth of capital without regard to current income.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Class C	Class N
Shareholder Fees (fees paid directly from your investment)
Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price or redemption proceeds)	1.00%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	1.00%	None
Other Expenses	0.15%	0.15%
Acquired Fund Fees and Expenses (Underlying Funds)(1)	0.31%	0.31%

Total Annual Fund Operating Expenses	2.46%	1.46%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class C	Class N
1	$ 349	$ 149
3	$ 767	$ 462
5	$1,311	$ 797
10	$2,796	$1,746

You would pay the following expenses if you did not redeem your shares:

Year	Class C	Class N
1	$ 249	$ 149
3	$ 767	$ 462
5	$1,311	$ 797
10	$2,796	$1,746

(1)

This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund , the operating expenses set forth in the Fund’s financial highlights do not include this figure.

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 69% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund invests primarily in exchange traded funds (“ETFs”), other open-end mutual funds, and closed-end funds.  This group of investments is referred to as "Underlying Funds."  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objective by using the following investment strategies:

•

Investing in (i) Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.  The Underlying Funds used by the Fund in its allocations consist primarily of ETFs.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trend s , asset class fundamentals, diversification impact, fundamental research and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies ..

•

Although the Fund does not seek current income, it may invest up to 20% of its total assets in long, medium, or short-term bonds and other fixed income securities of any credit quality (including "junk bonds") , or Underlying Funds that invest in these securities, whenever CLS believes these investments offer a potential for capital appreciation.  Fixed income securities principally include U.S. and foreign government bonds, U.S. government agency bonds, corporate bonds, asset-backed securities and mortgage-backed securities.

The Fund’s portfolio is invested to maintain risk levels similar to those of the S&P 500 Index.  The S&P 500 Index is an unmanaged index made up of 500 blue chip stocks.  CLS seeks to control risk within a given range by estimating the cumulative risk of the Fund's investments and keeping it near that of the S&P 500 Index.  The risk of an asset is based on its volatility, long-term performance, valuations, and other financial and economic data.  The volatility of the asset has the largest impact on the risk measurement.

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries , or in a particular security, based on its assessment of the opportunities for return relative to the risk.

Principal Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund and the Underlying Funds invest.  The Fund is not federally insured or guaranteed by any government agency.   YOU MAY LOSE MONEY BY INVESTING IN THE FUND .

Debt Securities Risk:  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds and therefore may carry more risk.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings (“junk bonds”) have greater credit risk.

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets.  CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Market Risk:  Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets. The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market) , as well as risks associated with fixed income securities, real estate investments, and commodities.

Performance:

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one, five and ten years compare with those of a broad measure of market performance. Performance for the period prior to June 5, 2000 is that of the CLS Amerigo Fund , the predecessor of the Fund .. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at no cost by visiting www.advisoronefunds.com or by calling 1-866-811-0225.

Class N Shares Total Return for Years Ended December 31

The year-to-date return of Class N Shares for the six-month period ended June 30, 2009 was 13.29%. During the period shown in the bar chart, the highest return for a quarter was 26.23% (quarter ended 12/31/99) and the lowest return for a quarter was (25.50)% (quarter ended 12/31/08).

AVERAGE ANNUAL TOTAL RETURN (For the periods ended December 31, 2008)

	1 Year	5 Years	10 Years	Life of Fund*
Amerigo Fund Class N (1)
return before taxes	-42.76%	-2.18%	0.42%	N/A
return after taxes on distributions (2)	-43.22%	-3.04%	-0.36%	N/A
return after taxes on distributions and sale of Fund shares (2)	-27.20%	-1.70%	6.60%	N/A
S&P 500TM Index	-37.00%	-2.19%	5.91%	-4.10%
Amerigo Fund Class C
return before taxes	-43.39%	-3.15%	-	-4.62%

(1)   Class N Shares have lower expenses than Class C Shares of the Amerigo Fund, and unlike Class C Shares, are not subject to any contingent deferred sales charge.

(2)

After-tax returns are shown for Class N Shares only and will differ from Class C Shares because Class C Shares have a higher expense ratio. After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment .. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder.

*

The Fund’s Class C Shares commenced operations on 7/13/00.

Investment Adviser:

CLS Investments, LLC.

Portfolio Managers:

CLS utilizes a team approach for management of the Fund.  Robert Jergovic, Chief Investment Officer of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio, and has served as portfolio manager of the Fund since 2002.

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

CLERMONT FUND SUMMARY

Investment Objective:

The investment objective is a combination of current income and growth of capital.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class N
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.27%
Acquired Fund Fees and Expenses (Underlying Funds)(1)	0.33%

Total Annual Fund Operating Expenses	1.60%
Fee Waiver(2)	(0.12)%

Total Annual Fund Operating Expenses After Fee Waiver	1.48%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N
1	$ 151
3	$ 493
5	$ 860
10	$1,890

(1)  This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund , the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(2)  The fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through August 30, 2010, so that Class N Share direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.15% of average daily net assets.  Only the Fund's Board of Trustees may elect to terminate the advisory fee waiver agreement.

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 67% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund invests primarily in exchange traded funds (“ETFs”), other open-end mutual funds, and closed-end funds.  This group of investments is referred to as "Underlying Funds."  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objective by using the following investment strategies:

•

Investing in (i) Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trend s , asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies ..

•

Investing at least 20% of its total assets in long, medium, or short-term bonds and other fixed income securities of any credit qualities (including "junk bonds") , or Underlying Funds that invest in these securities, in order to maximize the Fund's total return, or in individual securities that may provide current income. Total Return refers to the annual total return on an investment including appreciation and dividends or interest.  Fixed income securities principally include U.S. and foreign government bonds, U.S. government agency bonds, corporate bonds, asset-backed securities and mortgage-backed securities.

The Fund’s portfolio is invested to maintain risk levels similar to the combined risk of an allocation of 45% equities and 55% in short to intermediate government bonds. The actual Fund investment in underlying equity or bond funds typically range from 35% to 65% of the Fund’s assets either way, with a minimum of 20% in bonds.  CLS seeks to control risk within a given range by estimating the risk of the Fund's investments and keeping 45% near that of the S&P 500 Index and 55% near that of the Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index.  The S&P 500 Index is an unmanaged index made up of 500 blue chip stocks.  The Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index measures the performance of U.S. Treasury and agency securities, and corporate bonds with 1-5 year maturities.  The risk of an asset is based on its volatility, long-term performance, valuations, and other financial and economic data. The volatility of the asset has the largest impact on the risk measurement.

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries , or in a particular security, based on its assessment of the opportunities for return relative to the risk.

Principal Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund and the Underlying Funds invest.  The Fund is not federally insured or guaranteed by any government agency.   YOU MAY LOSE MONEY BY INVESTING IN THE FUNDS .

Debt Securities Risk:  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds and therefore may carry more risk.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings (“junk bonds”) have greater credit risk.

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets.  CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Market Risk:  Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets. The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market) , as well as risks associated with fixed income securities, real estate investments, and commodities.

Performance:

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one, five and ten years compare with those of a broad measure of market performance. Performance for the period prior to June 5, 2000 is that of the CLS Clermont Fund , the predecessor of the Fund .. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at no cost by visiting www.advisoronefunds.com or by calling 1-866-811-0225.

Class N Shares

Total Return for Years Ended December 31

The year-to-date return of Class N Shares for the six-month period ended June 30, 2009 was 7.77%. During the period shown in the bar chart, the highest return for a quarter was 12.35% (quarter 12/31/98) and the lowest return for a quarter was (13.93)% (quarter ended 12/31/08).

AVERAGE ANNUAL TOTAL RETURN (for the periods ended December 31, 2008)

	1 Year	5 Years	10 Years
Clermont Fund Class N
return before taxes	-30.18%	-2.14%	-0.09%
return after taxes on distributions (1)	-30.60%	-3.00%	-1.02%
return after taxes on distributions and sale of Fund shares (1)	-19.26%	-1.95%	-0.39%
S&P 500TM Index	-37.00%	-2.19%	1.38%
Barclays Capital U.S. 1-5 Year Government/Credit Bond Index	5.13%	3.96%	5.10%

(1)

After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment ..  A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder.

Investment Adviser:

CLS Investments, LLC.

Portfolio Managers:

CLS utilizes a team approach for management of the Fund.  Robert Jergovic, Chief Investment Officer of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio, and has served as portfolio manager of the Fund since 2002.

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

SELECT APPRECIATION FUND SUMMARY

Investment Objective:

The investment objective is total return , consisting of capital growth and income ..

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class N
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.30%
Acquired Fund Fees and Expenses (Underlying Funds)[1]	0.44%

Total Annual Fund Operating Expenses	1.74%
Fee Waiver[2]	(0.15)%

Total Annual Fund Operating Expenses After Fee Waiver	1.59%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N
1	$ 162
3	$ 533
5	$ 930
10	$2,039

(1)

This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(2)

The fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through August 30, 2010, so that direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.15% of average daily net assets.   Only the Fund's Board of Trustees may elect to terminate the fee waiver agreement ..

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 75% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund invests primarily in exchange traded funds (“ETFs”), other open-end mutual funds, and closed-end funds.  This group of investments is referred to as "Underlying Funds."  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objective by using the following investment strategies:

•

Investing primarily in (i) Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.   While pursuing its investment objective, the Fund will not invest less than 35% of its total assets in Underlying Funds or other securities that seek capital appreciation or growth. The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trend s , asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies ..

•

Investing up to 65% of its total assets in Underlying Funds that seek total return, or directly or indirectly in fixed income securities of any credit quality (including "junk bonds") and maturity, whenever CLS believes these investments offer a potential for total return.  Fixed income securities principally include U.S. and foreign government bonds, U.S. government agency bonds, corporate bonds, asset-backed securities and mortgage-backed securities.

The Fund’s portfolio is invested to maintain risk levels similar to the combined risk of an equity allocation between 70% and 80% equities and the remainder in short to intermediate government bonds. CLS seeks to control risk within such ranges by estimating the overall risk of the Fund's investments and keeping it near an equivalent risk of a portfolio comprised of 75% of the S&P 500 Index and 25% of the Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index.  The S&P 500 Index is an unmanaged index made up of 500 blue chip stocks. The Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index measures the performance of U.S. Treasury and agency securities, and corporate bonds with 1-5 year maturities. The actual investment of the Fund’s assets may range from 35% to 100% in underlying equity funds and 0% to 65% in underlying bond funds, but typically will be in the middle third of such ranges. The risk of an asset is based on its volatility, long-term performance, valuations, and other financial and economic data.  For example, a high yield bond fund holding may have greater volatility than some equity fund holdings.  The historical volatility and the risk analysis are weighted relatively equally in gauging the risk of any position.

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries , or in a particular security, based on its assessment of the opportunities for return relative to the risk.  Because of the varying levels of risk amongst equity and bond asset classes, the percent allocated to equities and bonds will vary depending on which asset classes are selected for the portfolio.

Principal Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund and the Underlying Funds invest.  The Fund is not federally insured or guaranteed by any government agency.   YOU MAY LOSE MONEY BY INVESTING IN THE FUND .

Debt Securities Risk: When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds and therefore may carry more risk.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings (“junk bonds”) have greater credit risk.

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

Management Risk:   The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets.  CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Market Risk: Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets. The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market) , as well as risks associated with fixed income securities, real estate investments, and commodities.

Performance:

The following bar chart and table below provide some indication of the risks of investing in the Fund (formerly know as the Berolina Fund) by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year and over the life of the Fund compare with those of a broad measure of market performance. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at no cost by visiting www.advisoronefunds.com or by calling 1-866-811-0225.

Class N Shares Total Return for Years Ended December 31

The year-to-date return of Class N Shares for the six-month period ended June 30, 2009 was 12.72%. During the period shown in the bar chart, the highest return for a quarter was 7.16% (quarter 6/30/07) and the lowest return for a quarter was (24.34)% (quarter ended 12/31/08).

AVERAGE ANNUAL TOTAL RETURN (for the periods ended December 31, 2008)

	1 Year	Life of Fund*
Select Appreciation Fund Class N
return before taxes	-42.16%	-11.07%
return after taxes on distributions (1)	-42.53%	-11.78%
return after taxes on distributions and sale of Fund shares (1)	-26.91%	-9.32%
S&P 500TM Index	-37.00%	-9.46%
Barclays Capital U.S. 1-5 Year Government/ Credit Bond Index	5.13%	5.62%

(1)

After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment ..  A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder.

*

The Fund commenced operations on January 27, 2006.

Investment Adviser:

CLS Investments, LLC.

Portfolio Managers:

CLS utilizes a team approach for management of the Fund.  Dennis Guenther, Senior Portfolio Manager of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio, and has served as portfolio manager of the Fund since its inception in 2006 ..

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

DESCARTES FUND SUMMARY

Investment Objective:

The investment objective is long-term growth of capital without regard to current income.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class N
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.26%
Acquired Fund Fees and Expenses (Underlying Funds)[1]	0.36%

Total Annual Fund Operating Expenses	1.62%
Fee Waiver[2]	(0.11)%

Total Annual Fund Operating Expenses After Fee Waiver	1.51%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N
1	$154
3	$500
5	$871
10	$1,913

(1)  This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(2)  The fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through August 30, 2010, so that direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.15% of average daily net assets.   Only the Fund's Board of Trustees may elect to terminate the fee waiver agreement ..

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 38% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund invests primarily in exchange traded funds (“ETFs”), other open-end mutual funds, and closed-end funds.  This group of investments is referred to as "Underlying Funds."  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objective by using the following investment strategies:

•

Investing in (i) Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities that may provide capital appreciation.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trend s , asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies ..

•

The Fund utilizes a quantitative strategy that often tilts its portfolio toward “value” stocks instead of a diversified market index. The Fund’s quantitative strategy analyzes how closely the performance of asset classes are related and seeks to add value through asset class selection. Because, historically, value indices have had a less direct relationship to one another than growth indices, the portfolio will tend to hold higher allocations in value than growth securities over a full market cycle. The quantitative strategy utilizes complex statistical techniques to build a risk controlled portfolio. CLS seeks to exploit opportunities that arise when asset classes become mis-valued while maintaining risk controls by shifting allocations from asset classes CLS considers to be overvalued to asset classes CLS considers to be undervalued. Through a disciplined and systematic evaluation process utilizing statistical measures such as standard deviation, correlation and co-variances, this process seeks to identify over and under valued asset classes and takes positions versus benchmark asset class weights.

•

Although the Fund does not seek current income, it may invest up to 20% of its total assets in fixed income securities such as government bonds, government agency bonds, and corporate bonds, of any credit quality (including "junk bonds") and maturity, or Underlying Funds that invest in these securities, whenever CLS believes these investments offer a potential for capital appreciation.  Fixed income securities principally include U.S. and foreign government bonds, U.S. government agency bonds, corporate bonds, asset-backed securities and mortgage-backed securities.

The Fund’s portfolio is invested to maintain risk levels similar to those of the Russell 1000 Value Index. The Russell 1000 Value Index measures the performance of the 1,000 largest companies in the Russell 3000 Index with lower price-to-book ratios and lower forecasted growth values. The Fund typically will invest in Underlying Funds that invest in equities, but may invest up to 20% of the Fund net assets in fixed income securities as described above. CLS seeks to control risk within a given range by estimating the cumulative risk of the underlying holdings and keeping it near that of the Russell 1000 Value Index. The risk of an asset is based on its volatility, correlation with other assets, long-term performance, valuations, and other financial and economic data. The volatility and correlation of the asset relative to other investments have the largest impact on the risk measurement.

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries , or in a particular security, based on its assessment of the opportunities for return relative to the risk.

Principal Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund and the Underlying Funds invest.  The Fund is not federally insured or guaranteed by any government agency.   YOU MAY LOSE MONEY BY INVESTING IN THE FUND .

Debt Securities Risk:  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds and therefore may carry more risk.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings (“junk bonds”) have greater credit risk.

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets.  CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Market Risk:  Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time.  The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets.  The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market) , as well as risks associated with fixed income securities, real estate investments, and commodities.

Value Strategy Risk:  At times, "value" investing may perform worse than the overall stock market or other investment styles.  For example, value stocks may be out of favor for certain periods in relation to growth stocks.  Additionally, if CLS overestimates the value or return potential of one or more securities, the Fund may underperform the general equity market.  The market may not agree with CLS's determination that a stock is undervalued, and the stock’s price may not increase to what CLS believes is its full value. It may even decrease in value. During these periods, the Fund's relative performance may suffer.

Performance:

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year and over the life of the Fund compare with those of a broad measure of market performance. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information is available at no cost by visiting www.advisoronefunds.com or by calling 1-866-811-0225.

Class N Shares Total Return for Years Ended December 31

The year-to-date return of Class N Shares for the six-month period ended June 30, 2009 was 12.41%. During the period shown in the bar chart, the highest return for a quarter was 5.87% (quarter 06/30/07) and the lowest return for a quarter was (23.36)% (quarter ended 12/31/08).

AVERAGE ANNUAL TOTAL RETURN (for the periods ended December 31, 2008)

	1 Year	Life of Fund*
Descartes Fund Class N
return before taxes	-40.91%	-12.47%
return after taxes on distributions (1)	-41.01%	-12.73%
return after taxes on distributions and sale of Fund shares (1)	-26.46%	-10.29%
Russell 1000 Value Index	-36.85%	-11.71%

(1)

After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment .. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder.

*

The Descartes Fund commenced operations on April 19, 2006.

Investment Adviser:

CLS Investments, LLC

Portfolio Managers:

CLS utilizes a team approach for management of the Fund.  Scott Kubie, Chief Strategist of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio, and has served as portfolio manager of the Fund since its inception in 2006 ..

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500.  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

LIAHONA FUND SUMMARY

Investment Objective:

The investment objective is growth of capital and current income.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class N

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.43%
Acquired Fund Fees and Expenses (Underlying Funds)[1]	0.36%

Total Annual Fund Operating Expenses	1.79%
Fee Waiver[2]	(0.28)%

Total Annual Fund Operating Expenses After Fee Waiver	1.51%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N
1	$154
3	$536
5	$944
10	$2,082

 (1)  This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights do not include this figure.

(2)   The one-year fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through August 30, 2010, so that direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.15% of average daily net assets.   Only the Fund's Board of Trustees may elect to terminate the fee waiver agreement ..

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 46% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund invests primarily in exchange traded funds (“ETFs”), other open-end mutual funds, and closed-end funds.  This group of investments is referred to as "Underlying Funds."  The Fund’s investment adviser, CLS Investments, LLC (“CLS”), seeks to achieve the Fund’s investment objective by using the following investment strategies:

•

Investing in (i) Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or (ii) individual securities such as government bonds, corporate bonds, government agency bonds, and common stock that may provide capital appreciation.  The Underlying Funds are selected based on the security selection methodology used by the Underlying Fund's adviser, as well as CLS's assessment of asset class trend s , asset class fundamentals, diversification impact, and the cost and liquidity of the Underlying Fund.  These investments may include smaller and medium capitalization companies ..

•

The Fund utilizes a quantitative strategy that often tilts its portfolio toward “value” stocks instead of a diversified market index. The Fund’s quantitative strategy analyzes how closely the performance of asset classes are related and seeks to add value through asset class selection. Because, historically, value indices have had a less direct relationship to one another than growth indices, the portfolio will tend to hold higher allocations in value than growth securities over a full market cycle. The quantitative strategy utilizes complex statistical techniques to build a risk controlled portfolio. CLS seeks to exploit opportunities that arise when asset classes become mis-valued while maintaining risk controls by shifting allocations from asset classes CLS considers to be overvalued to asset classes CLS considers to be undervalued. Through a disciplined and systematic evaluation process utilizing statistical measures such as standard deviation, correlation and co-variances, this process identifies over and under valued asset classes and takes positions versus benchmark asset class weights.

•

Investing at least 10% of its total assets in Underlying Funds that seek current income, or other securities such as government bonds, corporate bonds and government agency bonds that invest in, long, medium, or short-term bonds and other fixed income securities of any credit quality (including "junk bonds") and maturity in order to maximize the Fund's current income , or in individual securities that may provide current income. While the Fund does emphasize holding periods of over one-year, the fixed income securities will normally generate taxable income.  Fixed income securities principally include U.S. and foreign government bonds, U.S. government agency bonds, corporate bonds, asset-backed securities and mortgage-backed securities.

The Fund’s portfolio is invested to maintain risk levels similar to the combined risk of an allocation of 65% equities and 35% in short to intermediate government bonds. The actual Fund investment in underlying equity funds typically will range from 50% to 85% of the Fund’s assets, with a minimum of 10% in bonds.  CLS seeks to control risk within a given range by estimating the risk of the Fund's investments and keeping it near risk equal to 65% of the Russell 1000 Value Index and 35% of the Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index. The Russell 1000 Value Index measures the performance of the 1,000 largest companies in the Russell 3000 Index with lower price-to-book ratios and lower forecasted growth values. The Barclays Capital U.S. 1 - 5 Year Government / Credit Bond Index measures the performance of U.S. Treasury and agency securities, and corporate bonds with 1-5 year maturities. The risk of an asset is based on its volatility, correlation with other assets, long-term performance, valuations, and other financial and economic data. The volatility and correlation of the asset relative to other investments have the largest impact on the risk measurement.

CLS actively manages the Fund's investments by increasing or decreasing the Fund’s investment in particular asset classes, sectors, regions and countries , or in a particular security, based on its assessment of the opportunities for return relative to the risk.  Because of the varying levels of risk amongst equity and bond asset classes, the percent allocated to equities and bonds will vary depending on which asset classes are selected for the portfolio.

Principal Risks of the Fund:

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund and the Underlying Funds invest.  The Fund is not federally insured or guaranteed by any government agency.    YOU MAY LOSE MONEY BY INVESTING IN THE FUND .

Debt Securities Risk:  When the Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds and therefore may carry more risk.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings have greater credit risk.

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

Management Risk:  The ability of the Fund to meet its investment objective is directly related to the allocation of the Fund’s assets.  CLS may allocate the Fund's investments so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Market Risk:  Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets. The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments.

Underlying Funds Risk:  You will indirectly pay fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in Underlying Fund shares and may be higher than other mutual funds that invest directly in stocks and bonds.  Each Underlying Fund is subject to specific risks, depending on the nature of the Underlying Fund.  These risks could include sector risk (increased risk from a focus on one or more sector of the market) , as well as risks associated with fixed income securities, real estate investments, and commodities.

Value Strategy Risk:  At times, "value" investing may perform worse than the overall stock market or other investment styles.  For example, value stocks may be out of favor for certain periods in relation to growth stocks.  Additionally, if CLS overestimates the value or return potential of one or more securities, the Fund may underperform the general equity market.  The market may not agree with CLS's determination that a stock is undervalued, and the stock’s price may not increase to what CLS believes is its full value.  It may even decrease in value. During these periods, the Fund's relative performance may suffer.

Performance:

The following bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of Class N Shares of the Fund from year to year and by showing how the Fund’s average annual returns for one year and over the life of the Fund compare with those of a broad measure of market performance. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.  Updated performance information is available at no cost by visiting www.advisoronefunds.com or by calling 1-866-811-0225.

Class N Shares Total Return for Years Ended December 31

The year-to-date return of Class N Shares for the six-month period ended June 30, 2009 was 7.27%.  During the period shown in the bar chart, the highest return for a quarter was 4.34% (quarter 06/30/07) and the lowest return for a quarter was (15.07)% (quarter ended 12/31/08).

AVERAGE ANNUAL TOTAL RETURN (for the periods ended December 31, 2008)

	1 Year	Life of Fund*
Liahona Fund Class N
return before taxes	-32.36%	-9.55%
return after taxes on distributions (1)	-32.09%	-9.97%
return after taxes on distributions and sale of Fund shares (1)	-20.57%	-8.04%
Russell 1000 Value Index	-36.85%	-11.71%
Barclays Capital U.S. 1-5 Year Government/Credit Bond Index	5.13%	6.07%

(1)

After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment .. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder.

*

The Liahona Fund commenced operations April 19, 2006.

Investment Adviser:

CLS Investments, LLC.

Portfolio Managers:

CLS utilizes a team approach for management of the Fund.  Scott Kubie, Chief Strategist of CLS, is primarily responsible for the day-to-day management of the Fund’s portfolio, and has served as portfolio manager of the Fund since its inception in 2006.

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500 ... The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

RESERVOIR FUND SUMMARY

Investment Objective:

The objective is current income.

Fees and Expenses of the Fund:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Class N	Investor Class
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	None	0.20%
Other Expenses	0.55%	0.55%
Acquired Fund Fees and Expenses (Underlying Funds)[1]	0.02%	0.02%

Total Annual Fund Operating Expenses	1.07%	1.27%
Fee Waiver[2]	(0.45)%	(0.45)%

Total Annual Fund Operating Expenses After Fee Waiver	_0.62%	_0.82%

Example:  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Year	Class N	Investor Class
1	$ 63	$ 84
3	$296	$358

(1)  This number represents the estimated combined total fees and operating expenses of any investment companies acquired by the Fund (“Underlying Funds”) and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial highlights will not include this figure.

(2)   The one-year fees shown above take into account CLS's advisory fee waiver agreement to limit total operating expenses at least through August 30, 2010, so that total annual operating expenses (other than expenses relating to Distribution and/or Service (12b-1 fees), dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds, extraordinary or non-recurring expenses) do not exceed 0.60% of average daily net assets of Class N Shares of and 0.80% of the average daily net assets of Investor Class Shares of the Fund ..  Only the Fund's Board of Trustees may elect to terminate the fee waiver agreement ..

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 44% of the average value of the portfolio.

Principal Investment Strategies of the Fund:

The Fund’s investment sub-adviser, Horizon Investments, LLC ("Horizon") seeks to achieve the Fund’s investment objective by using the following investment strategies:

Under normal market conditions, the Fund invests at least 80% of its net assets in bonds, including U.S. and foreign government bonds, corporate bonds, high yield bonds , index bonds, asset-backed securities, mortgage-backed securities, commercial paper, certificates of deposit, money market, as well as Eurodollar bonds and deposits, unconstrained by debt ratings.  The Fund also may invest up to 20% of the Fund’s net assets in derivatives, including foreign exchange derivatives (such as forwards, non-deliverable forwards and options used to hedge currency risk of non-US Govt. debt held by the Fund), credit default swaps and financial futures and options (financial futures include treasury note futures, bond futures, Eurodollar futures and options on Eurodollar futures). The Fund intends to maintain an average portfolio credit quality of investment grade, although, under extraordinary circumstances, the Fund may invest up to 20% of the Fund’s net assets in below investment grade bonds (rated from BB to CCC by S&P or comparably rated by another nationally recognized statistical rating organization, or “NRSRO”) also known as “high-yield” or “junk bonds.”

Under general supervision of the Fund’s investment adviser, CLS Investments, LLC, Horizon actively manages the portfolio and structures asset allocation along a short-term horizon, generally with an average duration of one to three years.  The portfolio’s allocation to government, agency and mortgage-backed securities will generally range between 0% and 100%.  The portfolio’s allocation to corporate securities will generally range between 0% and 80%. Horizon’s allocation methods are based on historical patterns of risk and return and its management disciplines are biased toward defensive strategies that seek to control downside risk while targeting superior long-term investment results. The Fund buys and sells securities based on Horizon’s evaluation of the investment's potential return and risk profile over the expected holding period.  Horizon seeks to enhance returns by selecting short to intermediate-term bonds and other investments that offer a potential of higher returns than other cash reserve investments, while setting aside sufficient assets to meet redemptions and income needs of investors.

Principal Risks of the Fund

Many factors affect the Fund’s performance. The Fund's share price changes daily based on changes in market conditions in response to economic, political and financial developments. The direction and extent of those price changes will be affected by the financial condition, industry and economic sector, and geographic location of the securities in which the Fund invests.  The Fund is not federally insured or guaranteed by any government agency.   YOU MAY LOSE MONEY BY INVESTING IN THE FUND ..

•

Debt Securities Risk: When the Fund invests in bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.   Long-term bonds are generally more sensitive to interest rate changes than short-term bonds.   Issuers of fixed-income securities may default on interest and principal payments.  Generally, securities with lower debt ratings (“junk bonds”) have greater credit risk.

•

Derivatives Risk: The Fund may invest a percentage of its assets in derivatives, such as futures and options contracts, to pursue its investment objective. The use of such derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives.  When financial derivatives are used, an investment in the Fund may be more volatile than investments in other mutual funds.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that improper implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.

•

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.

•

Issuer-Specific Risk: The price of an individual security or particular type of security can be more volatile than the market as a whole and can fluctuate differently than the market as a whole. An individual issuer’s securities can rise or fall dramatically with little or no warning based upon such things as a better (or worse) than expected earnings report, news about the development of a promising product or service, or the loss of key management personnel. There is also a risk that the price of a security may never reach the level that Horizon believes is representative of its full value or that it may even go down in price.

•

Market Risk: Investments in securities in general are subject to market risks that may cause their prices to fluctuate over time. The Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets. The value of a security may decline due to general economic and market conditions that are not specifically related to a particular issuer.

•

Prepayment Risk: Prepayment risk is the risk that the borrower will prepay some or all of the principal owed to the issuer before its scheduled due date. If that happens, the Fund may have to reinvest the prepayments in a less attractive security and this could reduce the Fund's share price and its income distributions.

Performance:

Because the fund has only recently commenced investment operations, no performance information is available.

Investment Adviser:

CLS Investments , LLC

Sub-Adviser:

Horizon Investments, LLC

Portfolio Managers:

The Fund is managed by a team of three members of the Sub-Adviser; there are no primary portfolio managers.  The team leader is a rotating position currently held by the Sub-Adviser’s Chief Economist, Jeffrey Roach. The other members of the investment team are Robbie Cannon, President and CEO of the Sub-Adviser , and Scott Ladner, Associate of the Sub-Adviser. All three portfolio managers have served the Fund in their respective capacity since it commenced operations on May 1, 2009 ..

Purchase and Sale of Fund Shares:

You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open for trading, subject to certain restrictions described under How Shares Are Priced on page 40 of the Fund's Prospectus.  Purchases and redemptions may be made by mailing an application or redemption request to AdvisorOne Funds c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137, by calling 1-866-811-0225 or by visiting the Fund's website www.advisoronefunds.com.   You also may purchase and redeem shares through a financial intermediary.  The minimum initial investment in the Fund is $2,500 ..  The minimum subsequent investment is $250.

Tax Information:

Dividends and capital gain distributions you receive from the Fund are taxable to you as either ordinary income or capital gains tax rates unless you are investing through a tax-free account.

Payments to Broker-Dealers and Other Financial Intermediaries:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary's web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

FUND	INVESTMENT OBJECTIVE
Amerigo Fund	long-term growth of capital without regard to current income
Clermont Fund	a combination of current income and growth of capital
Select Appreciation Fund	total return, consisting of capital growth and income
Descartes Fund	long-term growth of capital without regard to current income.
Liahona Fund	growth of capital and current income
Reservoir Fund	current income

Each Fund may change its investment objective upon 60 days’ written notice to shareholders.

Investment Strategies - the CLS Funds of Funds

Fund Structure and Common Investment Strategies

Each of the Amerigo Fund, Clermont Fund, Select Appreciation Fund, Descartes Fund, and Liahona Fund is a “CLS Fund of Funds.”  In other words, these Funds pursue their investment objective by investing primarily in ETFs, open-end mutual funds, and closed-end funds that are not affiliated with the AdvisorOne Funds or CLS.  An ETF is a registered investment company that seeks to track the performance of a particular market index.  These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the trading day based on its market price.   The trading price of an ETF fluctuates in accordance with changes in market supply and demand.  Each Fund allocates its assets among a group of ETFs in different percentages. In addition to the Underlying Funds, each Fund may invest directly in individual securities.  Under ordinary circumstances, the equity positions of each CLS Fund of Funds will consist almost entirely of ETFs, while the portion of each Fund’s portfolio allocated to fixed income typically will consist of ETFs, individual fixed income securities, or money market ( cash ) ..

Selection of Underlying Funds

Each CLS Fund of Funds invests in Underlying Funds that invest in common stock or securities convertible into or exchangeable for common stock such as convertible preferred stock, convertible debentures, warrants, options and fixed income securities such as bonds.  CLS selects specific Underlying Funds for investment, in part, on their investment goals and strategies, their investment adviser and portfolio manager, and on the analysis of their past performance (absolute, relative and risk-adjusted).  CLS also considers other factors in the selection of Underlying Funds, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Many funds in which a Fund invests may not share the same investment goal and investment limitations as the Fund.  Normally, a Fund will invest its assets in Underlying Funds from several different fund families, managed by a variety of investment advisers, and having a variety of different investment goals and strategies.  However, a Fund may invest up to 100% of its total assets in one Underlying Fund.  Also, because the Funds may invest heavily in ETFs and because the number of investment advisers offering a wide range of ETFs is limited, a Fund may have a large percentage of its Underlying Fund assets managed by one investment adviser.

The CLS Funds of Funds may each purchase “no-load” mutual funds, which are sold and purchased without a sales charge.  Each Fund may also purchase “load” mutual funds, but only if the load, or sales commission, is waived for purchases or sales made by the Fund.  In addition, when CLS believes it is appropriate, a Fund may purchase mutual funds that charge a redemption fee of up to 2% for short-term sales, but not mutual funds that charge a sales load upon redemption. The Funds, CLS, and the Funds’ distributor do not receive Rule 12b-1 distribution fees generated from the purchase of Underlying Funds; however, they may receive shareholder servicing fees for the performance of certain administrative tasks. Although the Funds may invest in shares of the same Underlying Fund, the percentage of each Fund’s assets so invested may vary, and CLS will determine that such investments are consistent with the investment objectives and policies of each Fund.

Allocation of Fund Assets Among Market Segments

CLS allocates each CLS Fund of Fund's assets primarily among various style and capitalization combinations (such as aggressive growth, growth, growth and income, small capitalization, etc.) of open-end and closed-end investment companies, specialty and industry sector funds (including utility funds), international and global stock funds (including developed and emerging markets, regional funds and country specific funds), international and global bond funds, U.S. Government securities, corporate bonds, high yield bond funds, money market funds and exchange traded funds.  The Funds may also invest in individual securities and derivatives.

Using fundamental and technical analysis, CLS assesses the relative risk and reward potential of these segments of the financial markets, with the objective of providing the best opportunity for achieving the Fund's investment objective.  Each Fund's portfolio is expected to vary considerably among the various market segments as changes in economic and market trends occur. CLS underweights market segments that it believes to have below average risk/reward potential and overweights market segments that it believes to have above average risk / reward potential.

The asset allocation process is not limited to determining the degree to which a Fund’s assets should be invested in a given market segment.  CLS continually explores opportunities in various subclasses of assets, which may include:

•

geoeconomic considerations (for example, “foreign” versus “domestic”)

•

maturities of fixed income securities (for example, “short-term” versus “long-term”)

•

market capitalization (for example, “large capitalization” versus “small capitalization”)

•

sector rotation (for example, “high tech” versus “industrial”)

Stock Segment.  Each CLS Fund of Funds may invest in one or more stock funds owning domestic and foreign equity securities, including common stocks and warrants.  Each Fund may also invest in individual stocks. Common stocks, the most familiar type, represent an ownership interest in a corporation. Although equity securities have a history of long-term growth in value, their prices fluctuate based on changes in a company's financial condition and on overall market and economic conditions.

The stock segment includes domestic and foreign equity securities of all types. CLS seeks a high total return within this asset class by actively allocating assets to industry sectors expected to benefit from major trends, and to individual stocks that CLS believes to have superior investment potential. When CLS selects stock funds, it considers both growth and anticipated dividend income. Securities in the stock class may include common stocks, fixed-rate preferred stocks (including convertible preferred stocks), warrants, rights, depository receipts, securities of closed-end investment companies, and other equity securities issued by companies of any size, located anywhere in the world.

Bond Segment.  Each CLS Fund of Funds may invest in one or more bond funds owning domestic and foreign debt securities or in individual securities issued by either domestic or foreign parties. Bonds and other debt securities are used by issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity. The bond segment includes all varieties of domestic and foreign fixed-income securities. CLS will seek to manage total return, income, and risk within the bond segment by adjusting the Fund’s investments in bond funds that hold securities with different credit qualities, maturities, and coupon or dividend rates, and by seeking to take advantage of yield differentials between securities. Securities in this class may include bonds, notes, adjustable-rate preferred stocks, convertible bonds, domestic and foreign government and government agency securities, zero coupon bonds, and other intermediate and long-term securities. These securities may be denominated in U.S. dollars or foreign currency. A Fund may also invest in individual bonds and bond funds that respectively are or hold lower quality, high-yielding debt securities (commonly referred to as “junk bonds”). In general, bond prices rise when interest rates fall, and fall when interest rates rise. Bonds and other debt securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. Longer-term bonds are generally more sensitive to interest rate changes than short-term bonds.

Investment Strategies – All Funds

Temporary Defensive Strategies

CLS or the investment advisers of the Underlying Funds in which the Funds invest, may invest in defensive positions when they believe it is appropriate to do so. When this happens, the Funds, or the Underlying Funds in which the Funds invest, may increase temporarily their investment in government securities and other short-term securities such as money market funds, or hold cash, without regard to the Fund’s, or the Underlying Funds’, investment restrictions, policies or normal investment emphasis.     During such a period, a Fund, or the Underlying Funds in which the Fund invests, could be unable to achieve their investment objectives. In addition, this defensive investment strategy may cause frequent trading and high portfolio turnover ratios when calculated in accordance with the U.S Securities and Exchange Commission rules. High transaction costs could result from more frequent trading. Such trading may also result in realization of net short-term capital gains upon which you may be taxed at ordinary tax rates when distributed from a Fund.  Each Fund may also use combinations of options and futures to achieve a more aggressive or defensive position.  There can be no assurance that such risk management strategies will be implemented, or that if they are utilized that they will be successful in reducing losses to a Fund.  This discussion of a temporary defensive strategy does not apply to the Reservoir Fund because it invests in these types of securities as part of its principal investment strategy.

Fixed Income Securities

Each Fund may invest directly or indirectly in various types of fixed income securities, which may include the following:

Asset-Backed Securities:  The Fund may invest in asset-backed securities.  These securities are backed by other assets such as credit card, automobile or consumer loan receivables, retail installment loans or participations in pools of leases. Credit support for these securities may be based on the underlying assets and/or provided through credit enhancements by a third party. The values of these securities are sensitive to changes in the credit quality of the underlying collateral, the credit strength of the credit enhancement, changes in interest rates and at times the financial condition of the issuer.

Certificates of Deposit or CDs:  Time deposits, a financial product commonly offered by banks, thrift institutions, and credit unions.  CDs are similar to savings accounts in that they are insured by the FDIC for banks or by the NCUA for credit unions. They are different from savings accounts in that the CD has a specific, fixed term (often three months, six months, or one to five years). It is intended that the CD be held until maturity, at which time the money may be withdrawn together with the accrued interest.  In exchange for keeping the money on deposit for the agreed-on term, institutions usually grant higher interest rates than they do on accounts from which money may be withdrawn on demand, although this may not be the case in an inverted yield curve situation. Fixed rates are common, but some institutions offer CDs with various forms of variable rates. Some CDs are indexed to the stock market, bond market, or other indices.

Eurodollar Instruments:  Eurodollar instruments are bonds of corporate and government issuers that pay interest and principal in U.S. dollars but are issued in markets outside the United States, primarily in Europe. The Fund may also invest in Eurodollar Certificates of Deposit ("ECDs") and Eurodollar Time Deposits ("ETDs"). ECDs are U.S. dollar-denominated certificates of deposit issued by non-U.S. branches of domestic banks; ETDs are U.S. dollar-denominated deposits in a non-U.S. branch of a U.S. bank or in a non-U.S. bank. These investments involve risks that are different from investments in securities issued by U.S. issuers, including potential unfavorable political and economic developments, non-U.S. withholding or other taxes, seizure of non-U.S. deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.

Investment-Grade Corporate Bonds:  Debt securities of industrial, utility, banking and other financial institutions that are rated at or above investment grade.  These securities are backed by the credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

Lower-Rated (Junk) Bonds:  Debt securities of industrial, utility, banking and other financial institutions that are rated below investment grade (BB/Ba or lower).  These securities are backed by the credit of the corporation issuing the fixed-income instrument as to the timely repayment of principal and interest.

Mortgage-Backed Securities:  Securities backed by residential or commercial mortgages, including pass-through and collateralized mortgage obligations.  Mortgage securities may be issued by the U.S. government or by private entities.  For example, the Fund may invest in pools of mortgage loans, which are supported by (i) the full faith and credit of the U.S. Treasury through instrumentalities such as General National Mortgage Association (GNMA), (ii) the right of the issuer to borrow money from the U.S. Treasury such as the Federal National Mortgage Association (FNMA), (iii) only by the credit of the instrumentality issuing the obligation such as the Federal Home Loan Mortgage Corporation (FHLMC).

U.S. Government Securities:  High-quality debt securities that are direct obligations of the U.S. government, such as Treasury bills, notes and bonds. These securities are backed by the full faith and credit of the United States as to the timely repayment of principal and interest.

U.S. Government Agency Securities:  High-quality debt securities issued by U.S. government sponsored-entities and federally related institutions, such as the Federal National Mortgage Association and the Federal Farm Credit Bank. These securities are not direct obligations of the U.S. government and are supported only by the credit of the entity that issues them.

U.S. Government Related Securities:  Government-related securities and certificates issued by financial institutions or broker-dealers representing so-called “stripped” U.S. government securities (i.e., interest and principal components are offered separately), securities issued by or on behalf of any state of the United States, a political subdivision agency or instrumentality of such state, or certain other qualifying issuers (such as municipalities and issuers located in Puerto Rico, the U.S. Virgin Islands or Guam), the interest on which is exempt from federal income tax.

Zero Coupon Securities:  Debt securities that make no periodic interest payments but are sold at a deep discount from their face value. The bondholder does not receive interest payments, only the full face value at redemption on the specified maturity date. The owner of a zero-coupon bond owes income taxes on the interest that has accrued each year, even though the bondholder does not receive payment until maturity. Often these are stripped securities, which are offered as separate income or principal components of a debt instrument.

Investment Risks - The CLS Funds of Funds

Smaller and Medium Issuer Risk:  Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small and medium-capitalization companies may have more price volatility, greater spreads between their bid and ask prices, significantly lower trading volumes, and cyclical or static growth prospects. Small-capitalization and medium-capitalization companies often have limited product lines, markets, and financial resources and may be dependent upon a relatively small management group.  These securities may trade over-the-counter or on an exchange and may or may not pay dividends.

Underlying Funds Risks:  Because the CLS Funds of Funds invest primarily in Underlying Funds, the value of your investment will fluctuate in response to the performance of the Underlying Funds. In addition, investing through the Funds in an underlying portfolio of funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds. By investing indirectly in Underlying Funds through a Fund, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory, 12b-1 and administrative fees), but also, indirectly, similar expenses and charges of the Underlying Funds, including short term redemption charges. In addition, to the extent these Underlying Funds trade their portfolios actively; they will incur higher brokerage commissions as well as increased realization of taxable gains.

Investment Management Risk:  When a Fund invests in Underlying Funds there is a risk that the investment advisers of those Underlying Funds may make investment decisions that are detrimental to the performance of the Fund. An Underlying Fund may buy the same securities that another Underlying Fund sells. If this happens, an investor in the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose.  In addition, certain of the Underlying Funds may hold common portfolio positions, thereby reducing the diversification benefits of an asset allocation style.

Underlying Fund Strategies Risk:  When a Fund invests in Underlying Funds that use margin, leverage, short sales and other forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other funds. Furthermore, the strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.  In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Funds from allocating its investments in the manner CLS considers optimal. The Fund intends to purchase Underlying Funds that are either no-load or waive the sales load for purchases made by the Fund.  The Funds will not purchase Underlying Funds that charge a sales load upon redemption, but the Funds may purchase Underlying Funds that have an early redemption fee of up to 2%.  In the event that an Underlying Fund charges a redemption fee, then you will indirectly bear the expense by investing in the Fund.

Investment Risks – Reservoir Fund

Derivatives Risk:  As part of its principal strategy, the Reservoir Fund may invest a percentage of its assets in derivatives, such as futures and options contracts, to pursue its investment objective.  The use of such derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives. When financial derivatives are used, such as financial futures and credit default swaps, an investment in the Fund may be more volatile than investments in other mutual funds.  Although the intention is to use such derivatives to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that improper implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.

Non-U.S. Government Debt Risk:  The Reservoir Fund may invest in debt obligations of non-U.S. governments.  An investment in debt obligations of non-U.S. governments and their political subdivisions (sovereign debt) involves special risks that are not present in corporate debt obligations.  The non-U.S. issuer of the sovereign debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt may be more volatile than prices of debt obligations of U.S. issuers. In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward its principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from non-U.S. governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend Funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.

Prepayment Risk: Prepayment risk is the risk that the borrower will prepay some or all of the principal owed to the issuer before its scheduled due date. If that happens, the Fund may have to reinvest the prepayments in a less attractive security and this could reduce the Fund's share price and its income distributions.  Variations in the principal prepayment speed may be caused by a number of economic  and market factors and could directly affect the amount of the interest received on and the yield of these securities.  Certain types of pass-through securities, such as asset-backed securities and mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain asset- and mortgage-backed securities include both interest and a partial payment of principal. Besides the scheduled repayment of principal, payments of principal may result from voluntary prepayment, refinancing, or, in the case of mortgage-backed securities foreclosure of the underlying mortgage loans. For example, when interest rates fall, principal will generally be paid off faster, since many homeowners will refinance their mortgages.

Investment Risks – All Funds

Debt Securities Risks

Interest Rate Risk:  When a Fund invests in bonds or in Underlying Funds that own bonds, the value of your investment in the Fund will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the value of bond funds owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

Credit Risk:  Issuers of fixed-income securities may default on interest and principal payments due to a Fund. Generally, securities with lower debt ratings have speculative characteristics and have greater risk the issuer will default on its obligation.  Fixed-income securities rated in the fourth classification by Moody’s (Baa) and S&P (BBB) (sometimes referred to as “junk bonds”) have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities.  These securities can also be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price.

Foreign Securities Risk

Foreign Issuer Risk:  Each Fund may invest directly or indirectly in foreign companies.  Investing in securities of foreign companies may involve risks not typically associated with investing in U.S. issuers.  Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.  Foreign securities markets generally have less trading volume and less liquidity than U.S. markets, and prices in some foreign markets may fluctuate more than those of securities traded on the U.S. markets.  Many foreign countries lack accounting and disclosure standards comparable to those that apply to U.S. companies, and it may be more difficult to obtain reliable information regarding a foreign issuer’s financial condition and operations.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.  Some foreign governments levy withholding taxes against dividend and interest income.  Although in some countries portions or these taxes are recoverable, the non-recovered portion will reduce the income received by the Fund.

Foreign Currency Risk:  To the extent a Fund invests in Underlying Funds that hold securities denominated in foreign currencies, or invests directly in securities denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar.  Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad.  These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

Emerging Markets Risk:  In addition to the risks generally associated with investing in securities of foreign companies, countries with emerging markets also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

Market Risk:  Investments in securities and derivatives in general are subject to market risks that may cause their prices to fluctuate over time. Each Fund’s investments may decline in value due to factors affecting securities markets generally, or particular countries, segments, economic sectors, industries or companies within those markets.  The value of a security may decline due to general economic, political and market conditions that are not specifically related to a particular issuer, such as real or perceived adverse economic conditions or changes in interest or currency rates.  The value of securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision.  Fluctuations in the value of securities and financial instruments in which a Fund invests, either directly or through derivatives, will cause the net asset value of the fund to fluctuate.  Historically, the markets have moved in cycles, and the value of a Fund’s securities and derivatives may fluctuate drastically from day to day.

Portfolio Holdings Disclosure

A description of the AdvisorOne Fund's policies regarding the release of portfolio holdings information is available on page 25 of the Fund's Statement of Additional Information.  The Fund may, from time to time, make available month-end portfolio holdings information on its website at www.advisoronefunds.com.  The quarter -end portfolio holdings are generally posted to the website within 15 days following the end of each quarter and remain available until new information for the next quarter is posted.  Shareholders may request portfolio holdings schedules at no charge by calling 1-866-811-0225.

MANAGEMENT OF THE FUND

Investment Adviser

CLS Investments, LLC, a Nebraska limited liability company, serves as investment adviser to each AdvisorOne Fund. CLS (including its predecessor corporation) has been an investment adviser to individuals, employee benefit plans, trusts, investment companies, and corporations since 1989. CLS has managed each Fund since its inception. As of June 30, 2009, CLS managed approximately $ 2.56 billion in client assets, in addition to Fund assets.  In many cases CLS client assets are invested in the Funds. CLS maintains its principal offices at 4020 South 147th Street, Omaha, Nebraska 68137. CLS is an affiliate of Gemini Fund Services, LLC and Northern Lights Distributors, LLC.

The Funds paid CLS a fee (net of any fee waiver) for the fiscal year ended April 30, 2009 at the annualized rate (expressed as a percentage of average daily net assets) of 1.02%  for the Amerigo Fund, 0.92%  for the Clermont Fund, 0.92% for the Select Appreciation Fund, 0.93% for the Descartes Fund, 0.76% for the Liahona Fund and 0.50 % for the Reservoir Fund.

Under the terms of its investment advisory agreement, CLS is responsible for formulating each Fund’s investment program and for making day-to-day investment decisions and engaging in portfolio transactions. CLS also furnishes officers, provides office space, services and equipment and supervises all matters relating to the Funds’ operations.

Sub-Adviser for Reservoir Fund

CLS has entered into a sub-advisory agreement with Horizon Investments, LLC on behalf of the Reservoir Fund, whereby CLS pays the sub-adviser monthly, based on a negotiated annual fee, equal to a percentage of the Fund’s average daily net assets.  Horizon is responsible for implementing the Fund’s investment program and making the Fund’s day-to-day investment decisions.

Horizon, located at 7401 Carmel Executive Park, Ste 106, Charlotte, NC 28226, is a South Carolina limited liability company that was formed in 1995 by John Johnson and reorganized in 1999 by John Johnson and Robert Cannon.  Horizon is an investment adviser to individuals, investment companies, pension and profit sharing plans, charitable organizations and corporations.  Horizon has managed the Fund since its inception on May 1, 2009 .. As of June 30, 2009, Horizon managed approximately $____ million in client assets, in addition to Fund assets.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory contracts of the Funds is available in the Funds’ most recent Annual Report to Shareholders for the fiscal year ended April 30, 2009 and will be available for Reservoir Fund in the Fund’s next Semi-Annual Report to Shareholders.

Investment Adviser Portfolio Managers

CLS utilizes a team approach for management of the Funds, and from the team each Fund is assigned a portfolio manager that is primarily responsible for the day-to-day management of the Fund’s portfolio, ..  The Funds’ Portfolio Management Team includes: Robert Jergovic CFA, Scott Kubie CFA, Dennis Guenther CFA, Jennifer J. Schenkelberg, CFA and Stephen A. Donahoe, CFA.   Mr. Jergovic, Chief Investment Officer of CLS, is primarily responsible for research and analysis of the financial markets and serves as portfolio manager for the Amerigo and Clermont Funds.  Mr. Guenther, Senior Portfolio Manager of CLS, provides macro level analysis to the team, identifying sectors and asset class themes, and serves as portfolio manager for the Select Appreciation Fund.  Mr. Kubie, Chief Strategist of CLS, is responsible for the implementation of the risk budgeting methodology and also serves as portfolio manager for the Descartes and Liahona Funds.   Ms. Schenkelberg, Senior Portfolio Manager of CLS, provides research and analysis to the team, particularly with respect to individual equity securities and options.  Mr. Donahoe, Senior Portfolio Manager of CLS, provides research and analysis to the team, particularly with respect to fixed income securities.

Mr. Jergovic has been a portfolio manager of CLS since March of 2002.  Mr. Jergovic currently serves as Chief Investment Officer of CLS and has worked for CLS since 2000.  Prior to joining CLS, Mr. Jergovic served as a Registered Representative for PFG Distribution Company (1998-1999) and Vice President of Investment Management and Assistant Treasurer for Guarantee Life Insurance Company (1994-2000).

Mr. Kubie has been a portfolio manager of CLS since March of 2001.  Mr. Kubie currently serves as Executive Vice President and Chief Strategist of CLS and has worked for CLS since 2001.  Prior to joining CLS, Mr. Kubie worked as a consultant for an Equity Manager and Internet Investment Software Firm (1999-2001).

Mr. Guenther has been a portfolio manager of CLS since May of 2004.   Mr. Guenther currently serves as Senior Portfolio Manager of CLS and has worked for CLS since 2002.   Prior to serving as portfolio manager for CLS, Mr. Guenther worked as a financial analyst for CLS (2002-2004).

Ms. Schenkelberg has been a portfolio manager of CLS since December of 2004.   Ms. Schenkelberg current serves as Senior Portfolio Manager of CLS and has worked for CLS since 2004.   Prior to joining CLS, Ms. Schenkelberg served as a Senior Financial Analyst for First National Bank of Omaha Wealth Management Group (1998-2004) and Management Trainee for First National Bank of Omaha (1997-1998)

Mr Donahoe has been a portfolio manager of CLS since March of 2008.   Mr. Donahoe currently serves as Senior Portfolio Manager of CLS and has worked for CLS since 2008.   Prior to joining CLS, Mr. Donahoe served as a portfolio manager for Wells Fargo Bank Private Asset Management (2001-2008).

Sub-Adviser Portfolio Managers for the Reservoir Fund

The Reservoir Fund is managed by a team of three members of Horizon consisting of Jeffrey Roach, Robbie Cannon and Scott Ladner.  There are no primary portfolio managers.  The team leader is a rotating position currently held by Jeffrey Roach.

Mr. Roach is Chairman of the Investment Committee and the Chief Economist of Horizon.  Mr. Roach joined Horizon in September 2006 and is responsible for all economic and market analysis.  Prior to joining Horizon, he was Senior Economist at Bank of America, N.A., from January 2004 to September 2006.

Mr. Cannon is a member of Horizon’s Investment Committee and the President and CEO of Horizon.  Mr. Cannon joined Horizon in 1999 as the managing member and became the President and CEO following a restructure in 2001.  Mr. Cannon is responsible for the overall management of Horizon and is chiefly responsible for its growth.  Prior to joining Horizon, he worked with PPC Inc., which he joined as an equity analyst in 1994.

Mr. Ladner is a member of Horizon’s Investment Committee and an associate of Horizon.  Mr. Ladner joined the firm in 2008 and is responsible for absolute return strategies.  He also acts as a principal and the head of trading for Charlotte Global Advisors, LLC, an unregistered private investment manager, since 2006, and as principal and head of trading for Principal Guard, LLC, a limited liability company created to provide hedging strategies to portfolio managers, since September 2006.  Prior to joining Horizon, Mr. Ladner served as Senior Index Option Trader at PEΔK6 Investments, LP.  Prior to that, from 1998 to 2005, Mr. Ladner was a member of First Union’s (later Wachovia Securities, Inc.) Equity Derivative Group.

The Funds' Statement of Additional Information provides additional information about each portfolio managers’ compensation structure, other accounts managed by the portfolio managers, and the portfolio managers' ownership of shares of the Funds.

HOW SHARES ARE PRICED

Each Fund’s net asset value (“NAV”) is calculated on each day that the New York Stock Exchange is open. The New York Stock Exchange is closed on weekends and most national holidays. The NAV is the value of a single share of a Fund. The NAV is calculated for each Fund at the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time (“Valuation Time”). A Fund’s NAV is determined by subtracting the total of the Fund’s liabilities from its total assets and dividing the remainder by the number of shares outstanding. The value of a Fund’s total assets is generally based on the market value of the securities that the Fund holds. Fund portfolio securities, which are traded on a national securities exchange, are valued at the last quoted sale price.  NASDAQ traded securities are valued using the NASDAQ official closing price (NOCP).  Certain short-term securities are valued on the basis of amortized cost. Foreign securities may be traded in their primary markets on weekends or other days when the Fund does not price their shares. Therefore, the NAV of a Fund holding foreign securities may change on days when shareholders will not be able to buy or redeem their Fund shares.

If a security does not have a readily available market quotation, the Fund values the security based on fair value, as determined in good faith in accordance with the guidelines established by the Funds’ Board of Trustees (the “Board”). The types of securities for which fair value pricing is required include, but are not limited to:

•

Securities for which market quotations are insufficient or not readily available at the Valuation Time on a particular Business Day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source);

•

Securities for which, in the judgment of CLS, the prices or values available do not represent the fair value of the instrument. Factors which may cause CLS to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading;

•

Securities determined to be illiquid; and

•

Securities with respect to which an event that will affect the value thereof has occurred since the closing prices were established on the principal exchange on which they are traded, but prior to a Fund’s calculation of its NAV.

Fair value pricing should result in a more accurate determination of a Fund’s NAV, which should eliminate the potential for arbitrage in a Fund. However, valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations.  CLS makes such determinations under the supervision of the Board, in good faith, in accordance with procedures adopted by the Board.

Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short-term traders.  There is no assurance that a Fund will obtain the fair value assigned to a security if it were to sell such security while it is fair valued.

With respect to any portion of a Fund’s assets that are invested in one or more open-end management investment companies that are registered under the Investment Company Act of 1940 (the “!940 Act ”) , the Fund’s net asset value is calculated based upon the NAV of the registered open-end management investment companies in which the Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

HOW TO PURCHASE SHARES

Types of Accounts

If you are making an initial investment in the Funds, you will need to open an account. You may establish the following types of accounts:

•

Individual or Joint Ownership.  One person owns an individual account while two or more people own a joint account. We will treat each individual owner of a joint account as authorized to give instructions on purchases, sales and exchanges of shares without notice to the other owners. However, we will require each owner’s signature guarantee for any transaction requiring a signature guarantee.

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Gift or Transfer to Minors.  A Custodian maintains a Uniform Gifts to Minors Act (UGMA) or Uniform Transfers to Minors Act (UTMA) account for the benefit of a minor. To open an UGMA or UTMA account, you must include the minor's social security number on the application.

•

Trust.  A trust can open an account. You must include the name of each trustee, the name of the trust and the date of the trust agreement on the application.

•

Corporations, Partnerships and Other Legal Entities.  Corporations, partnerships and other legal entities may also open an account. A general partner of the partnership or an authorized officer of the corporation or other legal entity must sign the application and resolution form.

•

Retirement.  If you are eligible, you may set up your account under a tax-sheltered retirement plan, such as an Individual Retirement Account (IRA) or Roth IRA, Rollover IRA, SEP-IRA, SIMPLE IRA, Keogh Account, or other retirement plan. Your financial consultant can help you determine if you are eligible.

Choosing a Class

If you are making your initial investment in the Amerigo Fund or Reservoir Fund, you must select a class of shares. The Amerigo Fund offers Class C shares and Class N shares.  The Reservoir Fund offers Class N shares and Investor Class share.  Each class represents an interest in the same portfolio of securities and each has the same rights with one exception. Pursuant to the 1940 Act, you will have exclusive voting rights with respect to the Distribution Plan and Agreement pursuant to Rule 12b-1, if any, for the class you choose.

Different share classes allow you to choose the class that will be most beneficial to you. Your decision should depend upon a number of factors including the amount you purchase and the length of time you plan to hold the shares. Your financial consultant can assist you in determining which class is best for you. Because all future investments in your account will be made in the share class you designate when opening the account, you should make your decision carefully.

Class C:  If you redeem your shares within eighteen months of the date of purchase, you will pay a 1.00% contingent deferred sales charge (“CDSC”). The amount of this charge is based on your original purchase price, or the current net asset value of the shares you redeem, whichever is less.

Shares will be redeemed in the manner that results in the imposition of the lowest CDSC. Shares are redeemed first from any Class C Shares of the Fund acquired pursuant to reinvestment of distributions, and then from the longest-outstanding Class C Shares of the Fund held for less than 18 months.

In some circumstances, the CDSC may be waived for certain investors. You should contact your financial consultant to see if you qualify.

The Board of Trustees of the AdvisorOne Funds has adopted for Class C Shares a Distribution Plan and Agreement pursuant to Rule 12b-1 under the 1940 Act (the “Plan”).  The Plan adopted for Class C Shares allows the Fund to use part of its assets for the sale and distribution of these Shares, including advertising, marketing and other promotional activities. For these services, under the Plan, the Fund pays the Distributor an amount equal to 0.75% of average net assets attributable to Class C Shares, as applicable, of the Fund on an annualized basis. The Class C Plan also allows the Fund to pay the Distributor for certain shareholder services provided to Class C shareholders or other service providers that have entered into agreements with the Distributor to provide these services. For these services, the Fund pays a shareholder service fee equal to 0.25% of average net assets attributable to Class C Shares, as applicable, of the Fund on an annualized basis.  The Distributor may use monies authorized by the Plan to compensate other parties that have entered into selling and/or shareholder servicing agreements with Distributor with respect to the distribution of Fund shares, including advancing payment of such fees to the selling brokers for the first 12 months.

Because these distribution and shareholder service fees are paid out of the Fund’s assets on an ongoing basis, the fees may, over time, increase the cost of investing in the Fund and cost investors more than other types of sales loads.

Class N:  Class N Shares are offered without any sales charges, and are not subject to any 12b-1 or shareholder servicing fees.

Class N Shares are offered through platforms under contractual arrangements with CLS or through programs offered by investment advisory representatives under contractual arrangements with CLS.

Investor Class:  The Board of Trustees of the AdvisorOne Funds has adopted for Investor Class Shares a Distribution Plan and Agreement pursuant to Rule 12b-1 under the 1940 Act (the “Plan”).  The Plan adopted for Investor Class Shares allows the Fund to use part of its assets for the sale and distribution of these Shares, including advertising, marketing and other promotional activities as well as shareholder servicing.  For these services, under the Plan, the Fund has authorized to pay the Distributor a combined shareholder service and distribution fee at the rate of 0.25%, of which 0.20% is currently being charged, of average net assets attributable to Investor Class Shares of the Fund on an annualized basis. The Distributor may use monies authorized by the Plan to compensate other parties that have entered into selling and/or shareholder servicing agreements with Distributor with respect to the distribution of Fund shares, including advancing payment of such fees to the selling brokers for the first 12 months.

Because these distribution and shareholder service fees are paid out of the Fund’s assets on an ongoing basis, the fees may, over time, increase the cost of investing in the Fund and cost investors more than other types of sales loads.

Purchasing Shares

Good Order:  When making a purchase request, make sure your request is in good order.  “Good order” means your purchase request includes:

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the name of the Fund

•

the dollar amount of shares to be purchased

•

a completed purchase application or investment stub

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check payable to the applicable Fund

The minimum initial investment in a Fund is $2,500 for all accounts ..  The minimum subsequent investment in a Fund is $250.

AdvisorOne Funds or CLS may waive or lower these minimums in certain cases. You must complete and sign an application for each account you open ..

Automatic Investment Plan:  You may participate in the Funds’ Automatic Investment Plan, an investment plan that automatically takes money from your bank account and invests it in a Fund through the use of electronic funds transfers or automatic bank drafts. You may pre-authorize automatic investments of a minimum of $100 on specified days of each month into your established Fund account. You must complete the appropriate section of the application. Please contact the Funds at 1-866-811-0225 for more information about the Funds’ Automatic Investment Plan. Amounts that are automatically invested in the Funds will not be available for redemption until three business days after the automatic reinvestment.

The price for Fund shares is the Fund’s net asset value per share (“NAV”). We will price your order at the next NAV calculated after the Fund receives your application or request in good order. For more information on how we price shares, see “Pricing of Fund Shares.”

The Funds and the Distributor each reserves the right to reject any purchase for any reason and to cancel any purchase due to non-payment. You must make all purchases in United States dollars and draw all checks on United States banks. If we cancel your purchase due to non-payment, you will be responsible for any loss the Funds incur. We will not accept cash or third-party checks for the purchase of shares.

Method of Purchase	Purchase Procedures

Through a Financial Professional

Contact your financial consultant. Your financial consultant can tell you the time by which you must submit your order to begin receiving dividends that day. Your Financial Consultant must transmit the order to the Funds before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

Through Brokers

The Distributor authorizes certain securities dealers, banks or other financial service firms (collectively, “brokers”) to purchase your shares. To receive that day’s share price:

•

you must place your order with the broker before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Mail

To purchase Shares, send your completed application to:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

 Include with your application your check, payable to “AdvisorOne Funds”

By Wire

If you wish to wire money to make a subsequent investment in a Fund, please call 1-866-811-0225 for wiring instructions and to notify the Fund that a wire is coming.  Any commercial bank can transfer same-day funds by wire.  The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you for wiring same-day funds.

By Exchange

You may exchange your shares for the same class of shares of another Fund by written request sent to the Funds at:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

By Telephone

You may make subsequent purchases in your account by telephoning 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open. We will electronically transfer money from the bank account you designate on your Application to our account with AdvisorOne Funds. This investment option is only available if you have not declined or cancelled your telephone investment privilege.

IMPORTANT NOTES	Once you have requested a telephone transaction, and a confirmation number has been assigned, the transaction cannot be revoked. We reserve the right to refuse any purchase request.

HOW TO REDEEM SHARES

You have the right to sell (“redeem”) all or any part of your shares subject to certain restrictions. Selling your shares in a Fund is referred to as a “redemption” because the Fund buys back its shares. We will redeem your shares at the NAV next computed following receipt of your redemption request in good order. See Redemption Procedures Request in Good Order.

We will mail your redemption proceeds to your address of record or transmit them electronically to your designated bank account. Except under certain extraordinary conditions, we will send your redemption to you within seven days after we receive your redemption request. If you purchase shares by check and, soon after, request a redemption, your redemption request will not be processed until the check used for your purchase has cleared (usually within 10 days).

The Funds cannot accept requests that specify a certain date for redemption or which specify any other special conditions.  Redemption proceeds must be payable to the registered shareholder(s) of the account. or to a financial intermediary for the benefit of the registered shareholder(s) of the account.  Please call 1-866-811-0225 for further information.  We will not process your redemption request if it is not in good order.  We will notify you if your redemption request is not in good order.

If, as a result of your redemption, your account value drops below $2,500, we may redeem the remaining shares in your account. We will notify you in writing of our intent to redeem your shares. We will allow at least sixty days thereafter for you to make an additional investment to bring your account value up to at least the minimum amount before we will process the redemption.

Systematic Withdrawal Plan

If your current account value is at least $10,000, you may adopt a Systematic Withdrawal Plan to provide for monthly, quarterly or other periodic checks for any designated amount of $100 or more. If you wish to open a Systematic Withdrawal Plan, please indicate on your application or contact the Funds at 1-866-811-0225.

Medallion Signature Guarantees

Your redemption request must be accompanied by a “medallion signature guarantee” under certain circumstances, such as if you are redeeming shares valued at $50,000 or greater or if you ask us to send the redemption proceeds to an address other than the address of record.

Contingent Deferred Sales Charge- Class C Shares

If you redeem your Class C Shares within eighteen months of the date you purchased the Shares, you will pay a contingent deferred sales charge equal to 1.00% of the lesser of (1) the original purchase price or (2) the net asset value of the shares being redeemed.

Third Party Transactions

If you buy and redeem shares of the Funds through a member of the Financial Industry Regulatory Authority, Inc. that member may charge a fee for that service.  The Funds have authorized one or more brokers to accept on its behalf purchase and redemption orders. Such brokers are authorized to designate intermediaries to accept orders on a Fund’s behalf. The Fund will be deemed to have received the order when an authorized broker or a broker authorized designee accepts your order. Your order will be priced at the Fund's net asset value next computed after it is received by the authorized broker or broker authorized designee.

CLS may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative and servicing functions for Fund shareholders and/or making the funds available for purchase on their platforms.  These payments are from CLS and are not charged to the Funds.

Redemptions in Kind

The Funds reserve the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of a Fund’s assets). The securities will be chosen by the Fund and valued at the Fund’s net asset value. A shareholder may incur transaction expenses in converting these securities to cash.

Method of Redemption	Redemption Procedures

By Telephone

You may authorize redemption of some or all shares in your account with the Funds by telephoning the Funds at 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open.

You will NOT be eligible to use the telephone redemption service if you:

•

have declined or canceled your telephone investment privilege;

•

wish to redeem shares valued at $50,000 or greater or if you ask us to send the redemption proceeds to an address other than the address of record for the account;

•

must provide supporting legal documents such as a signature guarantee for redemption

•

have an account set up as a corporation, trust or partnership; or

•

wish to redeem from a retirement account.

By Mail

If you are redeeming Shares, you may send your redemption request to:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, NE 68137

You must include the following information in your written request:

•

a letter of instruction stating the name of the Fund, the number of shares you are redeeming, the names in which the account is registered and your account number;

•

other supporting legal documents, if necessary, for redemption requests by corporations, trusts and partnerships;

•

a signature guarantee, if necessary.

By Wire

You may request your redemption proceeds be wired directly to the bank account designated on your application. The Funds' transfer agent will charge you a $10.00 fee for each wire redemption. The transfer agent will deduct the fee directly from your account. Your bank may also impose a fee for the incoming wire.

Request in “Good Order”

For our mutual protection, all redemption requests must include:

•

your account number;

•

the amount of the transaction;

•

for mail request, signatures of all owners EXACTLY as registered on the account and signature guarantees, if required (signature guarantees can be obtained at most banks, credit unions, and licensed brokers); and

•

any supporting legal documentation that may be required.

Your redemption request will be processed at the next determined share price after we have received all required information.

IMPORTANT NOTE	Once we have processed your redemption request, and a confirmation number has been given, the transaction cannot be revoked.

Options For Redemption Proceeds

You may receive your redemption proceeds by check or by wire.

Check Redemptions:  Normally we will mail your check within two business days of a redemption.

Wire Redemptions:  Before you can receive redemption proceeds by wire, you must establish this option by completing a special form or the appropriate section of your account application.

You may request that your redemption proceeds be wired directly to your bank account.  AdvisorOne Fund’s transfer agent imposes a $10.00 fee for each wire redemption and deducts the fee directly from your account.  Your bank may also impose a fee for the incoming wire.  The redemption proceeds must be paid to the same bank and account as designated on the application or in written instructions in proper form subsequently received by AdvisorOne Funds.

Telephone Redemptions and Exchanges

We will automatically establish the telephone redemption option for your account, unless you instruct us otherwise in writing. Telephone redemptions are easy and convenient, but this account option involves a risk of loss from unauthorized or fraudulent transactions. We will take reasonable precautions to protect your account from fraud. You should do the same by keeping your account information private and by reviewing immediately any account statements and confirmations that you receive. Please contact us immediately about any transaction you believe to be unauthorized.

AdvisorOne Funds reserves the right to refuse a telephone redemption or exchange if the caller cannot provide:

•

the account number

•

the name and address exactly as registered on the account

•

the primary social security or employer identification number as registered on the account

We may also require a password from the caller.

AdvisorOne Funds will not be responsible for any account losses due to telephone fraud, so long as we have taken reasonable steps to verify the caller's identity. If you wish to cancel the telephone redemption feature for your account, please notify us in writing.

HOW TO EXCHANGE SHARES

The exchange privilege is a convenient way to buy shares in each Fund in order to respond to changes in your investment goals or in market conditions. You may exchange your shares for shares of the same class of another Fund at no cost to you. You may exchange your Shares of one Fund for the same Class of Shares of another Fund without paying any sales charge.

 If you establish a new account by exchange, the exchanged shares must have a minimum value of $2,500. All subsequent exchanges must have a minimum value of $250 per Fund.

You may exchange shares either by telephone, if you have not canceled your telephone privilege, or in writing. Written requests for exchange must provide the following:

•

current Fund’s name;

•

account names and numbers;

•

name of the Fund you wish to exchange your shares into;

•

the amount you wish to exchange;

•

specify the shareholder privileges you wish to retain (e.g., Telephone Privileges); and

•

signatures of all registered owners.

To exchange shares by telephone, you should call 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open. We will process telephone requests made after 4:00 p.m. Eastern time at the close of business on the next business day. You should notify the Funds in writing of all shareholder service privileges you wish to continue in any new account opened by a telephone exchange request. Please note that we will only accept exchanges if your ownership registrations in both accounts are identical.

We will value your exchanged shares at their respective net asset value next determined after the receipt of the exchange request. We will not impose an initial sales charge, redemption fee or penalty on exchanges. An exchange transaction is a sale and a purchase of shares for federal income tax purposes and may result in a capital gain or loss.

Systematic Exchange Program

The Systematic Exchange Program allows you to make regular, systematic exchanges among like classes of shares (e.g., from Class N to Class N) from one AdvisorOne Fund account into another AdvisorOne Fund account. By setting up the program, you authorize the Fund and its agents to redeem a set dollar amount or number of shares from the first account and purchase shares of a second Fund.

To participate in the Systematic Exchange Program, you must have an initial account balance of $10,000 in the first account and at least $1,000 in the second account. Exchanges may be made on any day or days of your choice. If the amount remaining in the first account is less than the exchange amount you requested, then the remaining amount will be exchanged. At such time as the first account has a zero balance, your participation in the program will be terminated. You may also terminate the program by calling or writing the Fund. Once participation in the program has been terminated for any reason, to reinstate the program you must do so in writing; simply investing additional funds will not reinstate the program

Limitation On Purchases, Redemptions and Exchanges

Purchases or sales of shares of the Funds and exchanges between Funds should not be used to try to take advantage of short-term swings in the market. Frequent purchase and sale transactions or exchanges create higher expenses for the Funds. Accordingly, the Funds reserve the right to limit or terminate the ability to purchase shares of the Funds or the exchange privilege for any shareholder making frequent purchases or sales or exchanges. The Funds may also modify or revoke the exchange privilege for all shareholders upon sixty days’ written notice.

Transferring Registration

You can transfer the registration of your shares in the Funds to another owner by completing a transfer form and sending it to the AdvisorOne Funds, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

As a shareholder of a Fund, you are entitled to your share of the Fund’s net income and capital gains on its investments. Each Fund passes substantially all of its earnings along to its investors as distributions. When a Fund earns dividends from stocks and interest from bonds and other debt securities and distributes these earnings to shareholders, it is called a dividend. A Fund realizes capital gains when it sells securities for a higher price than it paid. When net long-term capital gains are distributed to shareholders, it is called a capital gain distribution. Net short-term capital gains are considered ordinary income and are included in dividends.

Long-Term vs. Short-Term Capital Gains

•

Long-term capital gains are realized on securities held for more than one year and are part of your capital gain distribution.

•

Short-term capital gains are realized on securities held less than one year and are part of your dividends.

Each Fund distributes dividends and capital gains annually, if any. These distributions are typically declared in December and paid in January of the following year, but are taxable as if paid on December 31st of the year declared. The IRS requires you to report these amounts on your income tax return for the year declared.

You will receive distributions from a Fund in additional shares of the Fund unless you choose to receive your distributions in cash. If you wish to change the way in which you receive distributions, you should call the Fund at (866) 811-0225 for instructions.

If you have elected to receive distributions in cash, and the postal or other delivery service returns your check to the Funds as undeliverable, you will not receive interest on amounts represented by the uncashed checks.

FEDERAL TAX CONSIDERATIONS

Your investment will have tax consequences that you should consider. Some of the more common federal tax consequences are described here but you should consult your tax consultant about your particular situation. Although it is not an investment objective, CLS attempts to take into account the tax consequences of its investment decisions. However, there may be occasions when CLS's investment decisions will result in a negative tax consequence for the Fund's shareholders.

Taxes on Distributions:  You will generally be subject to pay federal income tax and possibly state taxes on all Fund distributions. Your distributions will be taxed in the same manner whether you receive the distributions in cash or additional shares of the Fund making the distribution. Distributions that are derived from net long-term capital gains will generally be taxed as long-term capital gains. The rate of tax will depend on how long the Fund held the securities on which it realized the gains. In general, for individual shareholders, the maximum capital gain rate is 15 percent. All other distributions, including short-term capital gains, will be taxed as ordinary income. Each Fund sends detailed tax information to its shareholders about the amount and type of its distributions by January 31st for the prior calendar year.

Taxes on Sales or Exchanges:  If you redeem your shares of a Fund, or exchange them for shares of another AdvisorOne Fund, you will be subject to tax on any taxable gain. Your taxable gain or loss is computed by subtracting your tax basis in the shares from the redemption proceeds (in the case of a sale) or the value of the shares received (in the case of an exchange). Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should keep your account statements so that you or your tax preparer will be able to determine whether a sale or exchange will result in a taxable gain or loss.

“Buying a Dividend”:  Unless your investment is in a tax-deferred account, you may want to avoid investing in a Fund close to the date of a distribution because you pay the full pre-distribution price for your shares and then receive part of your investment back as a taxable distribution.

Tax Withholding:  The Funds may be required to withhold U.S. federal income tax at the rate of 28% from all taxable distributions and from proceeds from certain sales and exchanges payable to shareholders who fail to provide the Funds with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Any such withheld amounts may be credited against the shareholder's U.S. federal income tax liability.

FREQUENT PURCHASES AND REDEMPTIONS OF SHARES

The Board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders and discourages market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short-term market movements. Market timing may disrupt portfolio management strategies and hurt Fund performance. Such practices may dilute the value of Fund shares, interfere with the efficient management of a Fund’s investments, and increase brokerage and administrative costs. The Funds may reject purchase orders or temporarily or permanently revoke exchange privileges if there is reason to believe that a shareholder is engaging in market timing activities. Brokers maintaining omnibus accounts with the Funds have agreed to provide shareholder transaction information, to the extent known to the broker, to the Funds upon request.

To prevent disruption in the management of the Funds, excessive trading or exchange activity is limited.  An investor’s exchange privilege or right to purchase additional shares may be revoked if the redemption or exchange activity is considered excessive. Generally, trading or exchange activity is considered excessive if a substantive exchange or redemption occurs within 7 calendar days of purchase.

AdvisorOne Funds may accept redemptions and exchanges in excess of the above guidelines if it believes that granting such exceptions is in the best interest of the Funds and the redemption or exchange is not part of a market timing strategy.

It is a violation of policy for an officer or Trustee of AdvisorOne Fund to knowingly facilitate a purchase, redemption or exchange where the shareholder executing the transaction is engaged in any activity which violates the terms of the Funds’ Prospectus or Statement of Additional Information, and/or is considered not to be in the best interests of the Funds or its other shareholders.

The Funds will apply their policies and procedures uniformly to all Fund shareholders. Although the Funds intend to deter market timing, there is no assurance that they will be able to identify and eliminate all market timers.  For example, certain accounts called “omnibus accounts” include multiple shareholders. Omnibus accounts typically provide the Funds with a net purchase or redemption request on any given day where purchasers of the Funds’ shares and redeemers of the Funds’ shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Funds.  The netting effect often makes it more difficult for the Funds to detect market timing, and there can be no assurance that the Funds will be able to do so. Therefore, with respect to Omnibus accounts, the Funds rely on selling group members to enforce the Funds’ market timing policies and procedures. Omnibus account arrangements are common forms of holding shares of the Fund.  While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries.  For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges, and redemptions on behalf of all their customers.  More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy.  However, the Fund will ensure that financial intermediaries maintaining omnibus accounts on behalf of the Fund enter into an agreement with the Fund to provide shareholder transaction information, to the extent know to the financial intermediary, to the Fund upon request.

We reserve the right to modify our policies and procedures at any time without prior notice as we deem in our sole discretion to be in the best interests of Fund shareholders, or to comply with state or Federal legal requirements.

HOUSEHOLDING

To reduce expenses, we mail only one copy of the prospectus and each annual and semi-annual report to those addresses share by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at (866) 811-0225 between the hours of 8:30 a.m. and 7:00 p.m. Eastern time on days the Fund is open for business or contact your financial institution. We will begin sending you individual copies thirty days after receiving your request.

FINANCIAL HIGHLIGHTS

Each Financial Highlights table is intended to help you understand a Fund’s financial performance for the past five years (or, if shorter, during the period of the Fund’s operations). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the applicable Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Tait, Weller & Baker LLP, whose report, along with the Funds’ financial statements, are included in the Funds’ April 30, 2009 annual report, which is available upon request.

FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)
	Amerigo Fund Class C Shares
	Fiscal Years Ending April 30,
	2009		2008		2007		2006	2005
Net asset value, beginning of period	$ 14.31		$ 14.47		$ 14.91		$ 12.65	$ 11.82

Income (loss) from investment operations:
Net investment income (loss) (b)	0.01		(0.10)		(0.05)		(0.07)	(0.07)
Net realized and unrealized gain (loss)
on investments	(5.60)		0.65		1.49		2.67	0.90
Total income (loss) from
investment operations	(5.59)		0.55		1.44		2.60	0.83

Less distributions from:
net investment income	-		-		-		(0.01)	-
net realized gain	(0.35)		(0.71)		(1.88)		(0.33)	-
Total distributions from net investment
income and net realized gains	$ (0.35)		$ (0.71)		$ (1.88)		$ (0.34)	$ -

Net asset value, end of period	$ 8.37		$14.31		14.47		14.91	12.65

Total return (c)	(38.90)%		3.62%		10.25%		20.73%	7.02%
Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$ 3,292		$ 5,850		$ 7,194		$ 7,893	$ 7,067
Ratio of expenses to
average net assets (d)	2.15%	(e)	2.15	(e)	2.15%	(e)	2.15%	2.15%
Ratio of expenses to average net assets
before waivers and reimbursements (d)	2.15%	(e)	2.15	(e)	2.15%	(e)	2.16%	2.22%
Ratio of net investment income (loss) to
average net assets (b)	0.11%		(0.67)%		(0.37)%		(0.51)%	(0.57)%
Portfolio turnover rate	69%		44%		173%		73%	57%
Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(a) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(b)

 Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, and assume no sales charge. Had the Advisor and Administrator not absorbed a portion of the expenses, total returns would have been lower.

(c) Does not include the expenses of the investment companies in which the Fund invests.
(d) Such percentage reflects recapture of prior period expense reimbursement by Advisor.

FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)
	Amerigo Fund Class N Shares
	Fiscal Years Ending April 30,
	2009		2008		2007		2006	2005
Net asset value, beginning of period	$ 14.97		$ 15.02		$ 15.39		$ 12.97	$ 12.00

Income (loss) from investment operations:
Net investment income (loss) (b)	0.12		0.06		0.09		0.08	0.07
Net realized and unrealized gain (loss)
on investments	(5.88)		0.67		1.55		2.73	0.91
Total income (loss) from
investment operations	(5.76)		0.73		1.64		2.81	0.98

Less distributions from:
net investment income	(0.11)		(0.06)		(0.13)		(0.06)	(0.01)
net realized gains	(0.35)		(0.72)		(1.88)		(0.33)	-
Total distributions from net investment
income and net realized gains	(0.46)		(0.78)		(2.01)		(0.39)	(0.01)

Net asset value, end of period	$ 8.75		$ 4.97		$ 5.02		$ 15.39	$ 12.97

Total return (c)	(38.26)%		4.64%		11.29%		21.89%	8.16%

Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$517,478		$ 8 25,756		$ 6 55,153		$ 5 86,480	$ 337,929
Ratio of expenses to
average net assets (d)	1.15%	(e)	1.15%	(e)	1.15%	(e)	1.15%	1.15%
Ratio of expenses to average net assets
before waivers and reimbursements (d)	1.15%	(e)	1.15%	(e)	1.15%	(e)	1.16%	1.22%
Ratio of net investment income (loss) to
average net assets (b)	1.13%		0.39%		0.61%		0.53%	0.54%
Portfolio turnover rate	69%		44%		173%		73%	57%
(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(b) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, and assume no sales charge.  Had the Advisor and Administrator not absorbed a portion of the expenses, total returns would have been lower.

(d) Does not include the expenses of the investment companies in which the Fund invests.
(e) Such percentage reflects recapture of prior period expense reimbursement by Advisor.

FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)

	Clermont Fund Class N shares
	Fiscal Years Ending April 30,
	2009	2008	2007	2006	2005
Net asset value, beginning of period	$ 10.51	$ 11.39	$ 11.04	$ 10.33	$ 10.04

Income (loss) from investment operations:
Net investment income (loss) (b)	0.25	0.23	0.23	0.17	0.14
Net realized and unrealized gain (loss)
on investments	(3.04)	(0.33)	0.66	0.96	0.34
Total income (loss) from
investment operations	(2.79)	(0.10)	0.89	1.13	0.48

Less distributions from:
net investment income	(0.13)	(0.23)	(0.23)	(0.15)	(0.13)
net realized gains	(0.11)	(0.55)	(0.31)	(0.27)	(0.06)
Total distributions from net investment
income and net realized gains	(0.24)	(0.78)	(0.54)	(0.42)	(0.19)

Net asset value, end of period	$ 7.48	$ 10.51	$ 11.39	$ 11.04	$ 10.33

Total return (c)	(26.48)%	(1.13)%	8.23%	11.14%	4.72%

Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$ 126,290	$ 168,224	$ 130,047	$ 133,609	$ 102,884
Ratio of expenses to
average net assets (d)	1.15%	1.15%	1.15%	1.15%	1.15%
Ratio of expenses to average net assets
before waivers and reimbursements (d)	1.27%	1.23%	1.25%	1.26%	1.32%
Ratio of net investment income (loss) to
average net assets (b)	2.98%	2.06%	2.07%	1.56%	1.35%
Portfolio turnover rate	67%	67%	118%	55%	36%
(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(b) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains

      distributions,  and   assume no sales charge.  Had the Advisor and Administrator not absorbed  a portion of the expenses, total returns would have  been lower.

(d) Does not include the expenses of the investment companies in which the Fund invests.

  FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)

	Select Appreciation Class N Shares
	Fiscal Years Ending April 30,			Period Ended
	2009	2008	2007	April 30, 2006*
Net asset value, beginning of period	$ 11.32	$ 11.14	$ 10.11	$ 10.00

Income (loss) from investment operations:
Net investment income (loss) (b)	0.18	0.14	0.12	0.01
Net realized and unrealized gain (loss)
on investments	(4.63)	0.65	1.04	0.10
Total income (loss) from
investment operations	(4.45)	0.79	1.16	0.11

Less distributions from:
net investment income	(0.09)	(0.13)	(0.10)	-
net realized gains	(0.20)	(0.48)	(0.03)	-
Total distributions from net investment
income and net realized gains	(0.29)	(0.61)	(0.13)	-

Net asset value, end of period	$ 6.58	$ 11.32	$ 11.14	$ 10.11

Total return (c)	(39.25)%	6.93%	11.56%	1.10% (f)

Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$ 120,365	$ 164,936	$ 123,339	$ 33,338
Ratio of expenses to
average net assets (d)	1.15%	1.15%	1.15%	1.15%(e)
Ratio of expenses to average net assets
before waivers and reimbursements (d)	1.30%	1.23%	1.31%	2.12%(e)
Ratio of net investment income (loss) to
average net assets (b)	2.31%	1.18%	1.12%	0.55%(e)
Portfolio turnover rate	75%	75%	102%	86%(f)
*	Fund commenced operations on January 27, 2006.
(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(b) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions, and assume no sales charge.  Had the Advisor and Administrator not absorbed a portion of the expenses, total returns would have been lower.

(d) Does not include the expenses of the investment companies in which the Fund invests.
(e) Annualized for periods less than one year.
(f) Not annualized.

FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)
	Descartes Class N Shares
	Fiscal Years Ending April 30,			Period Ended
	2009	2008	2007	April 30, 2006*
Net asset value, beginning of period	$ 10.84	$ 11.32	$ 9.99	$ 10.00

Income (loss) from investment operations:
Net investment income (loss) (b)	0.09	0.04	0.10	-
Net realized and unrealized gain (loss) on
on investments	(3.99)	(0.10)	1.31	(0.01)
Total income (loss) from
investment operations	(3.90)	(0.06)	1.41	(0.01)

Less distributions from:
net investment income	(0.06)	(0.06)	(0.08)	-
net realized gains	(0.01)	(0.36)	-	-
Total distributions from net investment
income and net realized gains	(0.07)	(0.42)	(0.08)	-

Net asset value, end of period	$ 6.87	$ 10.84	$ 11.32	$ 9.99

Total return (c)	(35.92)%	(0.75)%	14.16%	(0.10)%	(f)

Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$ 106,006	$ 161,765	$ 136,870	$ 4,591
Ratio of expenses to average net assets (d)	1.15%	1.15%	1.15%	1.15%	(e)
Ratio of expenses to average net assets
before waivers and reimbursements (d)	1.26%	1.22%	1.32%	23.48%	(e)
Ratio of net investment income (loss) to
average net assets (b)	1.14%	0.39%	0.92%	0.43%	(e)
Portfolio turnover rate	38%	38%	16%	0%	(f)
*					Fund commenced operations on April 19, 2006.
(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period
(b) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains distributions,

     and assume no   sales charge. Had the Advisor and Administrator not absorbed  a portion of the expenses, total returns would have been lower.

(d) Does not include the expenses of the investment companies in which the Fund invests.
(e) Annualized for periods less than one year.
(f) Not annualized.

FINANCIAL HIGHLIGHTS

Selected data based on a share outstanding throughout each period indicated. (a)
	Liahona Class N Shares
	Fiscal Year Ended April 30,			Period Ended
	2009	2008	2007	April 30, 2006*
Net asset value, beginning of period	$ 10.40	$ 10.94	$ 9.99	$ 10.00
Income (loss) from investment operations:
Net investment income (loss) (b)	0.19	0.12	0.16	-
Net realized and unrealized gain (loss)
on investments	(3.24)	(0.33)	0.91	(0.01)
Total income (loss) from
investment operations	(3.05)	(0.21)	1.07	(0.01)

Less distributions from:
net investment income	(0.13)	(0.12)	(0.12)	-
net realized gains	(0.04)	(0.21)	-	-
Total distributions from net investment
income and net realized gains	(0.17)	(0.33)	(0.12)	-

Net asset value, end of period	$ 7.18	$ 10.40	$ 10.94	$ 9.99

Total return (c)	(29.31)%	(2.06)%	10.71%	(0.10)%	(f)

Ratios and Supplemental Data:
Net assets, end of period (in 000's)	$ 41,093	$ 47,740	$ 34,502	$1,826
Ratio of expenses to average net assets (d)	1.15%	1.15%	1.15%	1.15%	(e)
Ratio of expenses to average net assets
before waivers and reimbursements (d)	1.43%	1.39%	1.73%	74.02%	(e)
Ratio of net investment income (loss) to
average net assets (b)	2.30%	1.14%	1.58%	0.24%	(e)
Portfolio turnover rate	46%	49%	81%	7%	(f)
*	Fund commenced operations on April 19, 2006.
(a) Per share numbers have been calculated using the average shares method, which more appropriately presents the per share data for the period.
(b) Recognition of net investment income by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

(c) Total returns are historical and assume changes in share price, reinvestment of dividends and capital  gains distributions, and assume no sales charge.  Had the Advisor and Administrator not absorbed  a portion of the expenses, total returns would have been lower.

(d) Does not include the expenses of the investment companies in which the Fund invests.
(e) Annualized for periods less than one year.
(f) Not annualized.

ADVISORONE FUNDS

Privacy Statement

The AdvisorOne Funds recognize and respect the privacy of each of our investors and their expectations for confidentiality. The protection of investor information is of fundamental importance in our operation and we take seriously our responsibility to protect personal information.

We collect, retain and use information that assists us in providing the best service possible. This information comes from the following sources:

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Account applications and other required forms,

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Written, oral, electronic or telephonic communications and

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Transaction history from your account.

We only disclose personal nonpublic information to third parties as necessary and as permitted by law.

We restrict access to personal nonpublic information to employees, affiliates and service providers involved in servicing your account. We require that these entities limit the use of the information provided to the purposes for which it was disclosed and as permitted by law.

We maintain physical, electronic and procedural safeguards that comply with federal standards to guard nonpublic personal information of our customers.

This page is not part of the prospectus.

WHERE TO GO FOR MORE INFORMATION

You will find more information about the Funds in the following documents:

Annual and Semi-annual Reports: Our annual and semi-annual reports list the holdings in each Fund, describe each Fund’s performance, include financial statements for each Fund, and discuss the market conditions and strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information (“SAI”): The Statement of Additional Information contains additional and more detailed information about each Fund.

The SAI is incorporated by reference into (and is thus a part of) this Prospectus.

There are three ways to get a copy of these documents:

1. Call or write for one, and a copy will be sent without charge.

      AdvisorOne Funds

      c/o Gemini Fund Services, LLC

      4020 South 147th Street, Suite 2

      Omaha, NE 68137

      1-866-811-0225

The Prospectus, Annual Report, Semi-Annual Report and holdings information are available at www.AdvisorOneFunds.com.

2. Write to the Public Reference Room of the Securities and Exchange Commission (“SEC”) and ask them to mail you a copy. Or, you may e-mail your request to publicinfo@sec.gov. The SEC charges a fee for this service.

You can also go to the Public Reference Room and copy the documents while you are there. The SEC is located at 100 F Street, NE, Washington, DC 20549-0102.

You may get information about the Public Reference Room and its business hours by writing or calling the number below.

      Public Reference Room - U.S. Securities and Exchange Commission

      100 F Street, N.W.

      Washington, D.C. 20549-0102

      1-202-551-8090

3. Go to the SEC's website (www.sec.gov) and download a free text-only version.

If you are a current Fund shareholder and would like information about your account, account transactions, or account statements, please call us at 1-866-811-0225.

If you purchased your shares through a financial institution, you may contact that institution for more information.

The AdvisorOne Funds' Investment Company Act File Number is 811- 0 8037.

1-866-811-0225

www.AdvisorOneFunds.com

[logo: AdvisorOne Funds]

AdvisorOne Funds

www.advisoronefunds.com
4020 S. 147th Street • Omaha, NE 68137
(866) 811-0225

Distributed by Northern Lights Distributors, LLC
Member FINRA/SIPC

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.